UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

Amendment #1

    [X]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

          OF THE SECURITIES EXCHANGE ACT OF 1934

OR

    [ ]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

          OF THE SECURITIES EXCHANGE ACT OF 1934

OR

    [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from __________ to ________

Commission file number 0-50630

PowerNova Technologies Corporation

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

680 – 1285 West Broadway, Vancouver, British Columbia V6H 3X8

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report:                                                    19,244,402

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes xxx   No

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. N/A

Index to Exhibits on Page 42

PowerNova Technologies Corporation

FORM 20-F REGISTRATION STATEMENT

Amendment #1

TABLE OF CONTENTS

PART I		PAGE

Item 1.	Identity of Directors, Senior Management and Advisors	4
Item 2.	Offer Statistics and Expected Timetable . . . . . . . .	5
Item 3.	Key Information . . . . . . . . . . . . . . . . . . . .	5
Item 4.	Information on the Issuer. . . . . . . . . . . . . . .	11
Item 5.	Operating and Financial Review and Reports. . . . . . .	20
Item 6.	Directors, Senior Management and Employees. . . . . . .	25
Item 7.	Major Shareholders and Related Party Transactions . . .	30
Item 8.	Financial Information . . . . . . . . . . . . . . . . .	31
Item 9.	The Offer and Listing . . . . . . . . . . . . . . . . .	32
Item 10.	Additional Information. . . . . . . . . . . . . . . . .	34
Item 11.	Quantitative and Qualitative Disclosures About Market Risk. . . . . . . . . . . . . . . . . .	40
Item 12.	Description of Securities Other Than Equity Securities.	40

PART II

Item 13.	Default, Dividend Arrearages and Delinquencies . . . . .	N/A
Item 14.	Material Modifications to the Rights of Security Holders and the Use of Proceeds . . . . . . . . . . .	N/A
Item 15.	Controls and Procedures. . . . . . . . . . . . . . . . .	N/A
Item 16A.	Audit Committee Financial Experts. . . . . . . . . . . .	N/A
Item 16B.	Code of Ethics . . . . . . . . . . . . . . . . . . . . .	N/A

PART III

Item 17.	Financial Statements . . . . . . . . . . . . . . . . . .	41
Item 18.	Financial Statements . . . . . . . . . . . . . . . . . .	42
Item 19.	Exhibits . . . . . . . . . . . . . . . . . . . . . . . .	42

INTRODUCTION

PowerNova Technologies Corporation was incorporated under the Business Corporation Act (British Columbia) by articles of incorporation dated October 6, 1986, 1986 under the name, Aqua 1 Beverage Company, Inc. The Issuer is a result of a reverse-take-over with Hydrogen Production Technologies Corporation, a British Virgin Islands company.  In this Registration Statement, the "Company", the “Issuer”, "we," “PowerNova" our" and "us" refers to PowerNova Technologies Corporation. (unless the context otherwise requires). Our principal corporate office is located at 680- 1285 West Broadway, Vancouver, British Columbia V6H 3X8. Our telephone number is 604-734-7488.

Business of PowerNova Technologies Corporation

In June of 2000, the Issuer entered into the area of research into hydrogen production technology and ceased operations in the beverage industry.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$").  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Registration Statement includes forward-looking statements, principally in ITEM #4, "Information on the Company" and ITEM #5, "Operating and Financial Review and Prospects".  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Registration Statement under ITEM #3, "Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements.  In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Registration Statement might not occur.  Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists, as of 9/30/2004, the names of the Directors of the Issuer.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

Name	Age	Date First Elected/Appointed
Dr. Avtandil Koridze (4)	63	February 2001
Stuart Lew (2)	44	October 1986
Bakytzhan Oralbekov (1) (3)	30	November 2000
Phillip Webber (1) (5)	48	September 2000

------------------------------------------------------------------------------

(1)

Member of Audit Committee.

(2)

3042 West 12th Avenue, Vancouver, B.C. CANADA V6K 2R5

(3)

22, 4-Linia, Apt. 59, St. Petersburg, Russia

(4)

Pyliugin Street, 26, Dorp. 2, Apt. 511, Moscow, Russia 117393

(5)

48 Mitinskaya Street, 577, Moscow, Russia

(6)

5486 Meadedale Drive, Burnaby, B.C. CANADA V5B 2E8

_____________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 9/30/2004, the names of the Senior Management of the Issuer.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

Name	Age	Date First Elected/Appointed
Stuart Lew, CEO & Co-Chairman	44	October 1986
Bakytzhan Oralbekov, President & Co-Chairman	30	November 2000
Dr. Avtandil Koridze, Vice President	63	February 2001
Phillip Webber, Chief Financial Officer	48	September 2000

_________________________________________________________________            _

______________________________________________________________________________

Mr. Stuart Lew, the Chief Executive Officer and Co-Chairman of PowerNova, oversees the Issuer’s operations in the areas of finance, administration and marketing.

Mr. Bakytzhan Oralbekov, the President and Co-chairman of PowerNova, oversees the Issuer’s operations in the areas of research and development; sales; and, marketing.

Dr. Avtandil Koridze, the Vice President and Chief Technology Officer of PowerNova, is involved in the Issuer’s operations in the area of research and development.

Mr. Phillip Webber, the Chief Financial Officer of PowerNova, is responsible for the preparation and dissemination of the Issuer’s financial statements, which are reviewed by the Company’s auditors.

1.B.  Advisors

The Issuer’s banker is the Bank of Montreal located at 595 Burrard Street, Vancouver, B.C. Canada V7X 1L7.  The telephone number for the Bank of Montreal is (604) 665-2692 and the contact person is Ms. Penny Braidwood. The Issuer’s legal counsel is Salley Bowes Harwardt located at Suite 1750, 1185 West Georgia Street, Vancouver, B.C. Canada V6E 4E6. The contact person at Salley Bowes Harwardt is Mr. Victor Harwardt.

1.C.  Auditors

The Issuer’s auditor for its financial statements for each of the preceding two years was De Visser Gray, Chartered Accountants. De Visser Gray is located at 401 – 905 West Pender Street, Vancouver, B.C. Canada V6C 1L6. De Visser Gray is licensed to practice in British Columbia by the Institute of Chartered Accountants. The contact person at De Visser Gray is Mr. Peter De Visser. The telephone number for De Visser Gray is 604-687-5447.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

 --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Issuer for Fiscal 2003, 2002 and 2001, ended May 31st was derived from the financial statements of the Issuer which have been audited by De Visser Gray, Chartered Accountants, Independent Auditors, as indicated in their auditors report which is included elsewhere in this Registration Statement. The selected financial data for the six-month interim period ended November 30, 2003 was derived from the financial statements of the Issuer, which were prepared by management and have not been audited.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

PowerNova Technologies issued 20 million shares for the acquisition of Hydrogen Production Technologies. This transaction was treated as a reverse take-over. Treating the issuance of the 20 million shares as a reverse take over (RTO) impacts the financial statement presentation in that consolidated financial statements for PowerNova Technologies Corporation now reflect the operations of the legal parent, PowerNova and the legal subsidiary, Hydrogen Productions Technologies Corporation (“HPTC”).   This business combination has been accounted for using the “Purchase Method” and, due to the nature of the share exchange, wherein the shareholders of HPTC received the larger portion of the voting rights in the combined entity (this is described in paragraph 11 of Item 4.A), the legal subsidiary, HPTC, is considered to be the acquiring entity. This treatment was applied in accordance with Canadian and United States generally accepted accounting principles (GAAP) for transactions of this nature.  Financial statements issued after the date of the RTO will reflect this accounting treatment, with comparative figures restated.

The Issuer has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Issuer is to retain future earnings, if any, for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Issuer, which have been prepared in accordance with generally accepted auditing standards in Canada and the United States.

Table No. 3

POWERNOVA TECHNOLOGIES

Selected Financial Data

 ($’S in 000’s except per share data)

Data in U.S. and Canadian Gaap

______________________________________________________________________     ________

____________________________________________________________________________     __

	Nine Months Ended February 29, 2004	Nine Months Ended February 28, 2003	Fiscal Year Ended May 31, 2003	Fiscal Year Ended May 31, 2002	For the period from inception on 9/6/2000 to 5/31/2001
Revenue	Nil	Nil	Nil	Nil	Nil
Income (Loss)	($20)	($5)	($16)	($95)	($89)
Income (Loss)/Share	($0.00)	($0.01)	N/A	N/A	N/A
Dividends/Share	Nil	Nil	Nil	Nil	Nil
Wtg. Avg. # Shares	N/A	N/A	0.15	0.15	0.15
Period-end # Shares	41.1	0.15	0.15	0.15	0.15
Working Capital	($402)	Nil	Nil	Nil	Nil
Long-Term Debt	Nil	$216	$216	$200	Nil
Capital Stock	$42	$150	$150	$150	$150
Shareholders’ Deficit	($1,116)	($200)	($200)	($184)	($199)
Total Assets	$4	$17	$17	$17	$17

The selected financial data for Aqua 1 Beverage Company Inc. is provided below because of the reverse take over by the Issuer of Aqua 1 Beverage Company Inc. as described in Item 5. Recent Events.

Table No. 3a

Aqua 1 Beverage Company Inc.

Selected Financial Data

($’s in 000’s except per share data)

Data in Canadian Gaap

	Nine Months Ended February 29, 2004	Nine Months Ended February 28, 2003	Fiscal Year Ended May 31, 2003	Fiscal Year Ended May 31, 2002	Fiscal Year Ended May 31, 2001
Revenue	N/A		Nil	Nil	Nil
Income (Loss)	N/A		($264)	($359)	($591)
Income (Loss)/Share	N/A		($0.01)	($0.02)	($0.03)
Dividends/Share	N/A		Nil	Nil	Nil
Wtg. Avg. # Shares	N/A		N/A	N/A	N/A
Period-end # Shares	N/A		19,244	19,244	18,062
Working Capital	N/A		($364)	($190)	($41)
Long-Term Debt	N/A		Nil	Nil	Nil
Capital Stock	N/A		$4,901	$4,901	$4,714
Shareholders’ Deficit	N/A		($5,732)	($5,469)	($5,110)
Total Assets	N/A		$237	$214	$268

______________________________________________________________________________

3.A.3.  Exchange Rates

Table No. 4 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended May 31st, the average rates for the period, and the range of high and low rates for the period. Exchange rates are also disclosed for the preceding six months and the most recent reported interim periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

	Average	High	Low	Close
August 2004		1.33	1.30	1.32
July 2004		1.33	1.31	1/33
June 2004		1.38	1.34	1.34
May 2004		1.40	1.36	1.37
April 2004		1.37	1.31	1.37
March 2004		$1.35	$1.31	$1.31

Nine Months Ended 02/29/04	1.34	1.41	1.27	1.34
Nine Months Ended 02/28/03	1.56	1.60	1.49	1.49

Fiscal Year Ended 5/31/04	1.34	1.41	1.27	1.34
Fiscal Year Ended 5/31/03	$1.52	$1.60	$1.34	$1.37
Fiscal Year Ended 5/31/02	$1.57	$1.61	$1.53	$1.53
Fiscal Year Ended 5/31/01	$1.52	$1.60	$1.34	$1.55
Fiscal Year Ended 5/31/00	$1.47	$1.51	$1.44	$1.50

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Issuer as of 9/30/2004.  There have been no material changes since that date.

Table No. 5

Capitalization and Indebtedness

______________________________________________________________________________

______________________________________________________________________________

Shareholders’ Equity:

     Common Shares, no par value;

     50,000,000 common shares authorized

     40,967,175 common shares issued and outstanding

     Unissued Common Stock Subscribed

     Special Warrants

     Retained Earnings (deficit)

     Net Stockholders’ Equity (Deficit)

TOTAL CAPITALIZATION

$150 10,800 13,753 (450,210) (425,507)

Stock Options Outstanding	None
Warrants Outstanding (1)	27,000
Capital Leases	None
Guaranteed Debt	None
Secured Debt	Nil

(1) At November 30, 2003 proceeds of $10,800 were received by the Issuer, of which 13,000 special warrants were issued.  The balance of 14,000 special warrants were issued subsequently. “Special warrants” are defined as those limited term securities issued via prospectus exemptions under the securities acts of the selling jurisdictions, which are convertible into another security class of the Issuer (predominantly common shares) at a set conversion rate upon clearance of a final prospectus at no additional cost to the subscriber.

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

The Lack of Trading Volume Associated with PowerNova’s Stock Reduces the Liquidity of the Stock for Investors

The lack of trading volume of the Issuer’s shares reduces the liquidity of an investment in the Issuer’s shares. The securities have not traded since May 31, 2001.

Control by Principal Stockholders, Officers and Directors Could Adversely Affect PowerNova’s Stockholders.

PowerNova’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Issuer’s stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Issuer’s assets) and to control PowerNova’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Issuer, impeding a merger, consolidation, takeover or other business combination involving the Issuer or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of PowerNova, which in turn could materially adversely affect the market price of the Issuer’s stock. Senior management, directors and greater than 5% shareholders control 53.1% of the shares on a fully diluted basis.

Dilution Through Employee/Director/Consultant Options can Adversely Affect the Input of Shareholders of PowerNova.

Because the success of PowerNova is highly dependent upon its respective employees, the Issuer may in the future grant to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Issuer may be diluted. The Issuer currently does not have a stock option plan, but there is no assurance that a stock option plan will not be presented in the future.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules and this Could Adversely Affect the Ability of Our Shareholders in Their Attempts to Purchase or Sell Stock.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

It is difficul for U.S. investors to effect service of process and enforce judgments against Powernova:

The Company is incorporated under the laws of the Province of British Columbia, Canada.  Certain of the Company’s directors and officers are residents of Canada.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts under U.S. Securities Laws. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

As a "foreign private Issuer”, PowerNova is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act:

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K results in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders also results in shareholders having less data.

PowerNova Has No Positive Cash Flow and No Recent History of Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders:

PowerNova has no commercial production and the Issuer has no history of recent earnings or positive cash flow from operations. The cumulative loss since the Issuer’s inception of the development stage is ($410,702). The Issuer does not know if it will ever generate any revenue from operations or if it will ever achieve self-sustaining commercial operations. Historically, the only source of funds available to the Issuer has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

Under U.S. GAAP, the Issuer would have received a going concern opinion, as there is substantial doubt as to the Issuer’s ability to continue as a going concern.

PowerNova is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Issuer Having to Cease Operations:

The Issuer strongly depends on the business and technical expertise of its management and key personnel.  There is little possibility that this dependence will decrease in the near term.  As the Issuer’s operations expand, additional general management resources will be required, especially since the Issuer encounters risks that are inherent in doing business in several countries. The Issuer is dependent, in particular, on its President; Mr. Bakytzhan Oralbekov, its CEO; Mr. Stuart Lew; its Chief Technology Officer; Dr. Avtandil Koridze; and, its CFO; Mr. Phillip Webber. Key person life insurance is not in place on any of these individuals and there are no employment agreements with any of the key personnel.

There is no Assurance of Successful Development by PowerNova of its hydrogen production technology (“the Process”) and Unsuccessful Development Would Cause the Company to Abandon the Project

PowerNova’s Process, which is a catalyst used in the generation of hydrogen from hydrocarbons, is currently in the research and development stage which is the riskiest stage for any company involved in research and development. It is not possible to predict whether the Process will prove to be successful. There can be no assurance that the research and development program conducted by the Company will result in a commercially viable Process and in the event that any technology results from the research and development program, it is unlikely that it will be commercially available for a number of years, if ever. To achieve profitable operations, the Company must successfully develop, introduce and market the Process. To obtain regulatory approvals for the Process being developed and to achieve commercial success, trials must demonstrate that the Process is viable. Unsatisfactory trial results could cause the Company to abandon the project.

Uncertainty as to Development of Mass Market for Hydrogen Energy and If a Market Does Not Develop, PowerNova Would Never Achieve Profitability

A mass market may never develop for hydrogen fuel, or may develop more slowly than the Issuer anticipates. The development of a mass market for the Process may be affected by many factors, some of which are out of the Issuer’s control, including: (i) the emergence of new or more competitive technologies and products; (ii) the future cost of fuel cell systems;  (iii) regulatory requirements; and (iv) consumer acceptance. If a mass market fails to develop or develops more slowly than the Issuer anticipates, the Issuer may be unable to recover the losses incurred in the development of its processes and the Issuer may never achieve profitability.

If Oil Companies Do Not Provide the Infrastructure Required by PowerNova’s Process, the Company Will Not be Able to Effectively Sell Its Product and This Would Result in the Company Having to Cease Operations.

PowerNova’s proposed Process may require specially formulated gasoline. This gasoline will have to be provided via separate fuel pumps at gas stations. Although this gasoline may cost less per liter (because of the lack of additives required for more efficient combustion), and gives both customers and oil companies an extra incentive to include this fuel in their breadth of products, it will be entirely dependant on oil and gas companies to provide the infrastructure, in terms of equipment and distribution, to dispense this specially formulated gasoline. If this infrastructure is not provided, PowerNova could be forced to cease operations.

Competition from Larger and Better Financed Entities Could Force PowerNova to Cease Operations

New developments in technology may negatively affect PowerNova’s product development or sale and make it uncompetitive or obsolete. Other companies, many of which have substantially greater resources than PowerNova, are currently engaged in the development of technologies that may be competitive with the Company’s hydrogen production technology. Some of these competitor companies may be potential customers of PowerNova’s technology. There are corporations, national laboratories and universities in the United States, Canada, Europe and Asia that possess hydrogen production technologies and/or are actively engaged in the development and manufacture of them. Each of these competitors has the potential to capture market share in various markets, which would have a material adverse effect on the Company's position and financial resources. Depending on the status of a competitor’s hydrogen production technology in relation to the benefits and drawbacks of PowerNova’s technology, some potential customers may or may not be interested in purchasing PowerNova’s technology.

The Legal System in Russia and Georgia and the Economic and Political Instability in These Countries Could Adversely Affect the Company’s Ability to Complete the Research and Development Associated with the Process

The laws and regulations in Russia and Georgia differ greatly from North America and there is an inherent risk of doing business in Russia and Georgia. Changes in Russian and Georgian laws and regulations and the interpretation of those laws and regulations may adversely affect our research and development program. There is also the risk of the retroactive application of new laws.

 Russia and Georgia have been undergoing a rapid and uneven transition to a market-oriented economy and in prior years have experienced high inflation and rapid currency devaluation. There is no certainty that economic measures undertaken by these governments will successfully improve economic conditions or that the transition to a market-oriented economy will be accomplished. Adverse economic conditions in Russia and Georgia could have a material effect on the completion of our research and development program.

Changes in the political environment may adversely affect our research and development program. Because of political instability in Russia and Georgia, there is significant potential for social, political, economic, legal, and fiscal instability. These risks include, among other things: local currency devaluation, civil disturbances, terrorism or armed conflict, exchange controls or the availability of hard currency, changes with respect to taxes and royalty rates.

Rapid Future Technical Change Could Force the Issuer to Cease Operations

PowerNova will potentially be involved in a rapidly changing industry.  There can be no assurances that the Issuer will be able to maintain a technical lead, if any, over the competition or that competitors will not develop a better or more cost effective hydrogen production process than that which will be offered by the Issuer.

We Are Dependent on Intellectual Property Rights and If We Cannot Protect these Rights We Could Lose the Right to Use the Technology

Failure to protect the intellectual property may result in the loss of exclusivity or the right to use the technologies.  Although Dr. Koridze has filed a provisional patent application in the United States and a patent application to the World Intellectual Property Organization (Geneva) in respect of the Process (which has since been assigned to HPTC), there is no assurance that a patent will ultimately be issued.  Even if a patent is issued, HPTC's intellectual property is currently not covered by any patent. We cannot assure investors that: (i) any of our future patents will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or (ii) any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.  In addition, we could incur substantial costs in defending our intellectual property and filing suits against others for infringement of our intellectual property, in filing suits against others seeking to have our intellectual property declared invalid, and defending ourselves in lawsuits brought against us on claims that our intellectual property infringes upon the existing rights of others.  If we become involved in such litigation, it could consume a substantial portion of our resources.  If the outcome of any such litigation were to be adverse, our business could be materially affected in a negative way.

We will also seek to protect our proprietary intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, investors’ rights agreements with our strategic partners and employees.  We cannot assure potential investors that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable. The failure to obtain a license from a third party for intellectual property HPTC uses at present could cause us to incur substantial liabilities and to suspend the manufacture, shipment of products or our use of processes requiring the use of such intellectual property.

If the Production of Hydrogen is Not Handled in a Manner that Prohibits Combustion, the Issuer Could Experience Significant Damage to Facilities

The self-ignition temperature of hydrogen is 550 degrees Celsius. Like any fuel, the safe handling of hydrogen requires that the three necessary conditions for combustion be prevented. The wide flammability ranges of hydrogen imply that a mixture of hydrogen and air might ignite more easily than other fuels. Consequently, the following precautions must be adhered to:

•

Hydrogen should not be mixed with air.

•

Contact of hydrogen with potential ignition sources should be prevented.

•

Purging of hydrogen systems should be performed with an inert gas such as nitrogen.

•

Venting of hydrogen should be done according to standards and regulation.

•

Because the hydrogen flame is invisible, special flame detectors are required.

ITEM 4.  INFORMATION ON THE ISSUER

4.A. History and Development of the Issuer

Introduction

The Issuer’s executive office is located at:

680 – 1285 West Broadway, Vancouver, B.C. CANADA V6H 3X8

Telephone: (604) 734-7488

Facsimile: (604) 734-7484

E-Mail: stuartlew@powernova.com

Website: www.powernova.com

The contact person is Stuart Lew, Chief Executive Officer

The Issuer’s fiscal year ends May 31st.

The Issuer’s common shares trade in the Pink Sheets under the symbol, “PNTFF”.

The Issuer has 50,000,000 common shares without par value authorized.  At 5/31/03, the end of the Issuer’s most recent fiscal year for which audited financial statements are available; there were 19,244,402 common shares issued and outstanding. As of 9/03/04 there were 40,957,875 common shares issued and outstanding.

History and Development

PowerNova was incorporated in British Columbia on October 6, 1986, under the name of Aqua 1 Beverage Company Inc. It was later proposed that the Issuer continue from the Province of British Columbia to the Canadian federal jurisdiction; however, management never took this action. On October 23, 2001 the shareholders of Aqua 1 approved a special resolution to change the name of the Issuer to PowerNova Technologies Corporation. On September 11, 2003, the name of the Issuer was officially changed from Aqua 1 Beverage Company Inc. to PowerNova Technologies Corporation.

The Issuer was engaged in the manufacture and distribution of beverage products until 1999. In 1999, management felt that market conditions in the beverage industry limited the potential and the profitability of the Issuer. As a result, the Issuer’s management made the decision to evaluate opportunities to diversify or change the Issuer’s business.

Dr. Avtandil A. Koridze, the current Vice President and a current Director of PowerNova, Head of the Laboratory of Organometallic Cluster Chemistry at the Institute of Organometallic Compounds of the Russian Academy of Sciences, Moscow, discovered a method of hydrogen production with no emission of carbon dioxide in 1997 (Hereafter called the “Process”). Due to a lack of government funding for the Process, Mr. Bakytzhan Oralbekov, the current President of PowerNova, who was acquainted with Dr. Koridze’s work through previous dealings, began to privately fund Dr. Koridze’s research and development work on the Process. The funding was carried out through Riaks Ltd. (“Riaks”), a private Russian company beneficially owned by Mr. Oralbekov. Thereafter, Mr. Oralbekov and Dr. Koridze agreed to work together with the goal of completing the necessary research and development work and ultimately commercializing the Process.

The research was being performed in two laboratories both under the supervision of Dr. Koridze; one of the laboratories is at the Russian Academy of Sciences, Moscow and the other was at the State University of Tbilisi in Tbilisi, Georgia. The scientists at both laboratories have been working on the development of the Process under the direction of Dr. Koridze based on a new type of catalyst that allows for rapid and selective dehydrogenation of organic liquids such as propane, butane and cycloalkanes. The synthesis of the catalyst formulation is expected to provide the highly active and selective catalyst required for commercial production of hydrogen.

On April 21, 2000, Riaks entered into an agreement with the State University of Tblisi to conduct research and development work on the Process (the “Tblisi Agreement”. Pursuant to the Tblisi Agreement, the State University of Tblisi agreed to allow research and development work to be conducted at its facilities for a payment of US$4,000 which has been paid.

On June 13, 2000, Riaks agreed to transfer all its interests in the Process to PowerNova Energy Ltd. (“PE”), a newly established British Columbia company equally owned by Riaks and PowerNova. A condition to the vesting of PowerNova’s 50% interest in PE was that PowerNova provide funds of US$500,000 for research and development of the Process.

On October 13, 2000, Hydrogen Production Technologies Corp. (“HPTC”), a newly incorporated British Virgin Island company beneficially owned by Dr. Koridze and Mr. Oralbekov, entered into an agreement with the Russian Academy of Sciences (“RAS”) to conduct research and development on the Process (the “RAS Agreement”). Pursuant to the RAS Agreement, the Russian Academy of Sciences agreed to allow research and development work to be conducted at its facilities for a payment of US$25,000 of which US$20,000 has been paid. The remaining US$5,000 is to be paid upon completion of the research and development program.

On November 3, 2000 PowerNova, Riaks, HPTC and Mr. Oralbekov entered into the Share Exchange Agreement pursuant to which PowerNova would acquire all the issued shares of Riaks and HPTC (thereby acquiring 100% of the rights to the Process) in consideration for the issuance of 16,200,000 shares of PowerNova and payment of US$100,000 cash (previously paid pursuant to the June 13, 2000 agreement). At the time of the November 3, 2000 agreement, Dr. Koridze’s beneficial interest in the Process was held in trust by Mr. Oralbekov and Riaks. The November 3, 2000 agreement replaced the June 13, 2000 agreement between Riaks and PowerNova. The parties believed that the revised corporate structure, wherein PowerNova would hold 100% of the interests in the Process, would be more readily accepted by the investment community and enhance the ability to raise further capital for the project.

On February 28, 2001 Riaks assigned to HPTC all its rights to the Process and to the RAS Agreement. Much like the rationale behind the November 3, 2000 agreement, the parties believed that having two separate companies (Riaks and HPTC), incorporated in two different jurisdictions (Russia and the British Virgin Islands), both holding interests in the Process, was overly complicated and unnecessary. In result, HPTC, a private company, equally owned by Dr. Koridze and Mr. Oralbekov, is the sole owner of all the rights to the Process and to the RAS and Tblisi Agreements.

On June 21, 2001 PowerNova, Riaks, HPTC, Mr. Oralbekov and Dr. Koridze agreed to amend the November 3, 2000 Share Exchange Agreement by extending the date for completion of the RTO and increasing the share consideration to 17,950,000 shares of PowerNova. Also, on June 30, 2002, the Share Exchange Agreement was further amended by extending the deadline for completion of the RTO to October 30, 2002.

The June 30, 2002 Share Exchange Agreement expired on October 30, 2002 and was replaced by an amended Share Exchange Agreement dated November 1, 2002.

On April 25, 2003 PowerNova, Riaks, HPTC, Mr. Oralbekov and Dr. Koridze agreed to amend the November 1, 2002 Share Exchange Agreement by extending the date for completion of the RTO and increasing the share consideration to 20,000,000 shares of PowerNova.

On October 30, 2003 the Company announced that the reverse take-over between the Company and Hydrogen Production Technologies Corporation had been completed.

The reverse take-over is summarized as follows: The Issuer agreed to acquire all of the issued and outstanding share capital of HPTC, from Mr. Bakytzhan Oralbekov and Dr. Avtandil Koridze, the HPTC shareholders. As consideration for the acquisition, the Issuer agreed to issue to Dr. Koridze and Mr. Oralbekov, an aggregate 20,000,000 common shares of the Issuer at a deemed price of $0.50 per common share. The reverse take-over was effected through a Share Exchange Agreement dated November 3, 2000 as amended June 30, 2002 between the Issuer, PHTC and Riaks Ltd. and all the shareholders of HPTC and Riaks. In addition to issuing the common shares, the Issuer agreed to issue to Dr. Koridze and Mr. Oralbekov a further 9,000,000 common shares at a deemed price of $0.50 per share upon the Issuer achieving revenues of $10,000,000 as a direct result of the commercialization of the Process provided such revenues are achieved with ten years of completion of the reverse take-over.

All of the outstanding securities of Hydrogen Production Technologies Corporation were exchanged for 20,000,000 common shares of the Company.  In addition, Special Warrant holders of Hydrogen Production Technologies Corporation were issued 1,829,973 common shares of the Company and have the right to exercise share purchase warrants to purchase an additional 1,829,973 commons shares of the Company at a price of $1.00 per common share. An incentive bonus of 9,000,000 common shares of the Company will be issued to the principals of Hydrogen Production Technologies Corporation upon the Company achieving revenues of $10,000,000 as a direct result of the commercialization of the intellectual property rights of the technology. The incentive bonus expires on October 30, 2013.

Research and development work on the Process continues to be undertaken at the Russian Academy of Sciences in Moscow, Russia, pursuant to the terms of the RAS Agreement. PowerNova and HPTC are in the process of completing research and development work on the Process and plan to conduct tests on the Process, establish a working prototype utilizing the Process and implement a marketing strategy with the goal of commercializing the Process for a variety of application.

Management believes that there could be two or more applications for the Issuer’s technology.

1.

Alpha-olefin manufacturing: research and development may be completed during the first half of 2005. A prototype may be constructed in the second half of 2005. The technology may be ready for licensing and generating royalty revenue for alpha-olefin production in the third quarter of 2006.

2.

Hydrogen production: research and development may be completed in the first half of 2006 and the construction of a prototype may be available by the first half of 2007. Due to the cost uncertainty at this time, it is difficult to estimate the competitiveness with the current hydrogen production technology for existing hydrogen markets.

3.

Pharmaceutical manufacturing: Management believes that it cannot be determined at this time whether this application will be viable.

The Issuer’s Common Shares were listed on the TSX Venture Exchange under the symbol “AQB” until June 20, 2003 and on the Pink Sheets under the symbol PNTFF.PK. The Issuer’s shares were delisted from the TXS Venture Exchange on June 20, 2003 for failure to pay the Exchange’s sustaining fees. The Board of Directors of the Issuer elected not to pay the sustaining fees, as they did not want the stock to trade on the TSX Venture Exchange.

Capital Expenditures

1998: $2,960.00 (Purchased computer equipment and office equipment.)

1999: Nil

2000: $6,384.00 (Purchased computer equipment and office equipment.)

2001: Nil

2002: Nil

2003: Nil

Industry Overview

Like the fuels we use today, there are hazards associated with hydrogen's handling and use. For decades though, industry has demonstrated that hydrogen can be used safely in a wide variety of applications and conditions by employing proper safety controls. Safety considerations associated with handling hydrogen include fire, explosion, and asphyxiation.

The self-ignition temperature of hydrogen is 550 degrees Celsius. Like any fuel, the safe handling of hydrogen requires that the three necessary conditions for combustion be prevented. The wide flammability ranges of hydrogen imply that a mixture of hydrogen and air might ignite more easily than other fuels. Consequently, the following precautions must be adhered to:

•

Hydrogen should not be mixed with air.

•

Contact of hydrogen with potential ignition sources should be prevented.

•

Purging of hydrogen systems should be performed with an inert gas such as nitrogen.

•

Venting of hydrogen should be done according to standards and regulation.

•

Because the hydrogen flame is invisible, special flame detectors are required.

Hydrogen can be used to power fuel cells in motor vehicles, residential and industrial stationary power plants and battery powered consumer products. (Source: Hydrogen Energy Fact Sheet, National Energy Education Development Project, Reston, VA 20195) Abundant in the universe, hydrogen combines with other elements to form compounds and is produced by separating the elements that it is attached to. In industrial applications, high temperature steam (between 700 – 900o C) separates hydrogen from carbon atoms in natural gas (CH4). This method of hydrogen production is called steam reforming.

Other than steam reforming and electrolysis of water, there are currently no commercially viable hydrogen production technologies in the consumer or mass market. (Source: Hydrogen Energy Fact Sheet, National Energy Education Development Project, Reston, VA 20195)

Management believes that hydrogen powered fuel cells could be utilized in the future. However, hydrogen gas is expensive to produce and is not widely available. Hydrogen is also difficult to store and low in energy density thereby commonly requiring large, bulky storage tanks.

HPTC Management anticipates that upon completion of the Issuer’s research and development, the Process will produce hydrogen from fuel in a low temperature reaction (about 200 degrees Celsius).  It is management’s belief that PowerNova’s Process, if proven commercially viable, will enable the efficient production of hydrogen by a chemical reaction that has zero carbon dioxide emissions.

PowerNova’s approach utilizes a unique process of hydrogen production that overcomes some of the inherent drawbacks of conventional steam reforming. Although still in development, management expects that HPTC's solution will produce hydrogen in a process significantly less costly than steam reforming while at the same time eliminating carbon dioxide emissions from the vehicle.

Hydrogen (H) does not exist by itself on earth; it is combined with other elements such as oxygen (H2O or water) or carbon such as methane (CH4) or petroleum. Hydrogen is classified as a secondary source of energy, or an energy carrier that can be used to store, move and deliver energy in a practical way. It has many applications and can be used for transportation, heating and power generation, making it a versatile form of energy carrier. Moreover, it has the highest energy content per unit of weight (52,000 British Thermal Units per pound) of any known fuel, which makes it an extremely efficient source of energy. (Source: Hydrogen Energy Fact Sheet, National Energy Education Development Project, Reston, VA 20195)

A fuel cell relies on chemistry, not combustion, to produce power. Inside the fuel cell, hydrogen passes over one electrode and oxygen passes over the other; a process that generates electricity, water and heat. Fuel cells can power cars, heat homes, light cities, and provide electricity to laptop computers and cell phones. Source: Hydrogen Energy Fact Sheet, National Energy Education Development Project, Reston, VA 20195)

Currently, in the transportation industry, automakers have two main fuel choice options which utilize hydrogen: either produce the hydrogen on the ground and then store it on board the vehicle (the direct hydrogen option) or produce the hydrogen on the vehicle by means of a tiny on board hydrogen plant (the on board fuel processor option). Each option can produce hydrogen from natural gas, methanol, ethanol, gasoline, or diesel. (Source: Realizing a Hydrogen Energy Future, Hydrogen Technical Advisory Panel, United States Department of Energy, National Renewable Energy Laboratory, Washington D.C.)

In order for hydrogen to be adopted as a power source there are various technical challenges that must be addressed. These challenges include high temperature conversion, emissions, cost and efficiency. There are particular challenges facing its use in transportation applications including safety concerns, size and storage constraints and infrastructure requirements. PowerNova’s Process is an efficient chemical reaction which means hydrogen can be produced on demand.

In automotive applications, a key issue is storage. Hydrogen is a gas at normal temperatures and can be compressed and stored in cylinders to overcome volume related limitations. It can also be kept as a liquid at temperatures of minus 423.2 degrees Fahrenheit (-423.2oF or -253oC). When cooled to a liquid state, this low-weight fuel takes up 1/700 as much space as it does in its gaseous state. This leads to other problems as the size, volume and temperature requirements for the storage of hydrogen are not yet practical in small scale applications such as motor vehicles. The lack of a distribution system for hydrogen as a transportation fuel, further adds to these challenges. Also, safety is a critical issue as hydrogen is highly volatile. “Direct hydrogen”, or refueling with direct hydrogen, is one option that can be used to overcome the safety issues. It should be recalled that storing hydrogen as a liquid is a difficult process because the hydrogen must be cooled to -423.2o F. Refrigerating hydrogen to this temperature uses the equivalent of 25% to 30% of its energy content, and requires special materials and handling. This makes this option impractical due to efficiency and distribution issues. Additionally, for hydrogen to be competitive to traditional sources of energy, especially on board vehicles, the system must be refueled simply and quickly.   Management believes that PowerNova’s Process will produce hydrogen on demand such that refueling will not be an issue to the consumer.

The direct hydrogen option also has limitations due to safety concerns and volumetric constraints associated with on-board storage systems. Management believes that on-board fuel processing is the practical alternative. A major benefit is that on-board processors utilize the existing fuel infrastructure and are a practical approach. Hydrogen, however, will need to be produced on demand in a dynamic process which is, currently, not viable. Management believes that the Process will generate hydrogen at a price that will be competitive with existing fuels and therefore commercially viable A concern is that on-board processing does not usually have the long-term societal benefits of direct hydrogen, as it is not typically a zero emissions process.

The Market

Marketing efforts will not begin until the technology is ready to be licensed. It is managements’ opinion that this will occur during the third quarter of 2006.

It is anticipated by the Issuer’s Management that the Process will be suitable for the production of hydrogen for most applications. This includes the production of hydrogen to power fuel cells in transportation, stationary and portable, as well as the production of hydrogen for industrial and chemical uses.

Vehicles powered by fuel cells are an alternative to those powered by internal combustion engines. Fuel cells are more efficient and less polluting than internal combustion engines in part because they use hydrogen as a fuel. The high efficiency, very low (or zero) emissions, and other favorable characteristics of fuel cells (such as fuel flexibility, low noise and vibration) create significant market opportunities for fuel cells over the entire range of transportation applications.

Transportation Markets:

The transportation market can be divided into Light Duty Vehicles (LDV), Heavy Duty Vehicles (HDV) and buses.

HPTC's technology is positioned to address the needs of the transportation industry, particularly the needs of fuel cell powered LDVs. The market potential for the Process is closely correlated to the adoption and penetration of fuel cells and their requirement for hydrogen delivery systems.

Stationary Markets

Similar to the transportation markets, the stationary markets have been marked by several trends that have paved the way for the hydrogen economy. These trends include increasing demand, demand for uninterrupted power, deregulation and higher environmental standards.

There is also an increasing demand for clean and uninterrupted “premium” power.  This market is ideally served by micropower stations as this virtually eliminates the fluctuations in power that has plagued centralized generating stations.

The generation of power supplied by large power plants with capacity greater than 50MW has probably peaked, as there is a worldwide trend toward the smaller micro-generating stations. These stations are increasingly incorporating hydrogen-powered fuel cells to generate power. By 2010, it is estimated that 16 GW of capacity will be from such plants.

Industrial Markets

HPTC's Process, if proven to be successful, also has applications in other industries, including conventional petroleum and natural gas processing. Linear alkanes are byproducts from both these processes, but because of their low value they are simply used as a fuel.  However, with the Process, a simple, low temperature conversion of the linear alkanes to alkenes plus hydrogen would be possible. Alkenes are of much higher value since they are the precursors to many chemicals and polymers. In addition, the production of hydrogen from this step would give refiners the ability to process greater quantities of heavy crudes.

Marketing Plans and Strategies

The Issuer plans to generate revenues from licensing, and through royalties from manufacturers and energy companies utilizing the Process. The Issuer has no current plans to manufacture products or equipment that will utilize the Process. It intends to focus on its core competencies in the research and development of hydrogen production technology. However, the Issuer will continue to monitor and assess all opportunities to maximize the value of its technology. These paths may include alliances, strategic partnerships, merger or acquisition of or with established energy companies, catalyst manufacturers or automobile/transportation companies.

Given the nature of the Issuer’s technical advancements and the wide range of potential applications, it will be necessary to enter into licensing arrangements, strategic alliances and joint ventures that will strengthen its position and allow it to influence the adoption of the production process in order to maximize long-term profitability.

The market for the Process can be divided into stationary, transportation, portable and the chemical industry. The immediate market will be the stationary, chemical and the transportation sectors. In the stationary industry, the focus will be on, first, distributed generation, then centralized power plants as well as appliances. Remote and premium power users will be targeted first. Potential alliances will include various utility companies, power plants and appliance companies such as GE.

In the transportation industry, auto manufacturers such as GM, Ford, Daimler Chrysler, Honda, Hyundai, Nissan, Toyota, BMW, Volkswagon, Opel and Mazda with fuel cell programs require hydrogen for fuel. Fuel cell companies, such as Ballard, also need an economical source or hydrogen. PowerNova’s Catalyst can be marketed to these companies as well as oil and gas companies such as Shell, Texaco and Exxon-Mobil, because the Catalyst uses hydrocarbons as a source of hydrogen.

In the chemical industry, the production of a number of fundamental chemicals such as butadiene and hydrogen are areas of the catalyst’s implementation. Two major factors should lead to the adoption of the technology in the chemical sector: economic effectiveness of the Process and its nonpolluting nature.

The Issuer plans to use a variety of marketing strategies to promote awareness of its hydrogen production process. Marketing and promotional efforts will focus on furthering understanding of the Process and its potential applications.

Marketing efforts will include:

(a)

Branding and positioning: developing corporate identity, visual identity, positioning and developing necessary marketing tools.

(b)

Increasing awareness of the Issuer and its production process by:

•

participating in trade shows;

•

participating and presenting at related conferences;

•

publication in peer reviewed chemistry, science, technology, transportation, stationary, fuel cell, energy, new energy, hydrogen energy, and environment sources in print and new media;

•

disseminating news releases;

•

joining related groups and communities such as Fuel Cell 2000, California Fuel Cell Partnership, California Hydrogen Business Council, US Fuel Cell Council, and the Hydrogen and Fuel Cell Investor;

•

participating in and contributing to community and environmental causes;

•

maintaining a strong government relations strategy to recruit government support and influencing related government regulations in support of PowerNova’s Process;

•

integrating a sophisticated e-Strategy to maximize outreach and efficiency. This will include: web presence with an interactive website registered with all major international search engines; and linking with related websites, news groups, and online information providers in hundreds of various related sources.

(c)

Demonstrating the process by operating and testing first at trade shows.

(d)

Developing alliances with industry leaders in the oil industry, auto manufacturing, home appliance and power generation manufacturers and fuel cell companies to aggressively market the production process upon completion of development.

(e)

Direct recruiting and negotiations with potential customers.

(f)   Building strong customer relations.

Competition:

Overview

The Issuer believes that it will have competition from other alternative energy sources, conventional energy sources and other hydrogen production technologies.

There are corporations, national laboratories and universities in North America, Europe and Asia that possess hydrogen production technologies and/or are actively engaged in the development and manufacture of such technologies. Many of these organizations have significant resources, including market power and financial strength that give them considerable competitive advantages.

Competitive Developments

Highlights of recent key competitive developments in hydrogen production industry are outlined below:

•

Northwest Polar Systems (NPS) has demonstrated a new fuel processor technology that converts diesel into high-purity hydrogen.

•

Shell hydrogen and dbb fuel cell engines (Xcellsis) have successfully developed and tested a prototype gasoline reformer based on Shell’s catalytic partial oxidation (CPO) to produce hydrogen for fuel cell applications in cars. Because of its high costs, further research will focus on a methanol reformer as its first priority.

•

Epyx Corp. developed and tested a compact, on-board processor that converts gasoline or alternative fuels into hydrogen-rich fuel.

•

Royal Dutch/Shell and United Technologies formed a joint venture to develop, manufacture and sell fuel processors. They are pursuing different aspects of fuel processor development and are targeting applications in road transport, power generation and retail outlets.

•

Ford and Mobil formed a joint venture to develop an on board fuel processor.

Plan of Operations

Through the first six months of Fiscal 2005, November 30, 2004, the Issuer plans to continue its research and development work involving the development of a new type of catalyst which will allow the rapid and selective dehydrogenation of organic liquids such as propane, butane and cycloalkanes to occur. Management believes that if this catalyst is discovered the resulting formulation will make available the catalyst required for the commercial production of hydrogen.

This work is being conducted in Russia at the Russian Academy of Sciences in Moscow and at the State University of Tbilisi under the direction of Dr. Avtandil Koridze, a Vice President of the Issuer.

If the research and development is successful, and there is no guarantee that it will be successful, the Issuer plans to have the results evaluated by an independent source to determine the commercial feasibility of the process. Management has already contacted Nexant Chemsystem, a consulting firm that specializes in working with clients engaged in the energy market and described their work to them.  Based on these discussions, representatives of Nexant Chemsystems have expressed an interest in examining the Issuer’s results.

The current salaries associated with the research and development total are only $3,500 per month because the work is being carried out in Russia.  Because of this, management believes that the cost of completing the work is $30,000.00. (Private placements by management and existing shareholders continue to fund our research. Also, outside sources of financing are being undertaken by relationships established with corporate finance firms.)

Under U.S. GAAP, the Issuer would have received a going concern opinion because there is substantial doubt as to the Issuer’s ability to continue as a going concern. The Issuer has no revenues. Management plans to finance the future research and development work by way of private placement financings to residents of Canada.

Source of Funds for Fiscal 2004/2005

The Issuer currently has no current source of revenue from operations and any additional funding will have to come from either the issuance of additional share capital or loans.

The minimum amount of funds required for the 2005 fiscal year is $100,000. This amount will continue the research and development program at the Russian Academy of Sciences in Moscow, Russia. This money will be raised through loans from Company principals and private placements. $1.5 million is being sought by the Company to move its lab and scientists to Canada. This $1.5 million will fund our Canadian lab for the 2005 fiscal year.

Anticipated Changes to Facilities/Employees

Management does not anticipate any changes to the current facilities and employees as the Issuer remains in the research and development stage.  All of the research and development continues to be done at the Russian Academy of Sciences which is located in Moscow, Russia.

United States vs. Foreign Sales/Assets

To date, the Issuer has generated no sales revenue in the United States or elsewhere.

For the past three years all of the Issuer’s assets were located in Canada and Russia.

Seasonality

Seasonality has no impact upon the operations of the Issuer.

Dependency upon Patents/Licenses/Contracts/Processes

The Issuer owns a patent which is pending at the United States Patent Attorney’s Office and the World Intellectual Property Office located in Geneva. The Issuer’s hydrogen production technology is proprietary and it value depends on patent protection.

Sources/Availability of Raw Materials

The Company’s technology is a chemical catalyst and its raw materials are supplied by  Sigma Aldrich and other chemical companies. The chemicals are regularly stocked items, are not difficult to obtain and the chemical prices are not volatile. Sigma Aldrich supplies the Company with chemicals such as chloro di-isopropylphosphine, cyclohexadiene, cyclohexyl chloride, ruthenium chloride hydrate, cyclooctene, di-tert-butylphosphine. The Company has an account with Sigma Aldrich.

Material Effects of Government Regulations

The laws and regulations in Russia and Georgia differ greatly from North America and there is an inherent risk of doing business in Russia and Georgia. Changes in Russian and Georgian laws and regulations and the interpretation of those laws and regulations may adversely affect our research and development program. There is also the risk of the retroactive application of new laws.

4.C. Organization Structure

4.D.  Property, Plant and Equipment

The Issuer’s administrative and executive offices are located in rented premises of approximately 1000 sq. ft. at 1285 West Broadway, Suite 680, Vancouver, B.C. CANADA V6H 3X6. The Issuer began occupying the administrative and executive offices in November of 2003. Prior to that the Issuer was located at 230-1501 West Broadway also in Vancouver, British Columbia.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 5/31/2003, 5/31/2002, and 5/31/2001 should be read in conjunction with the financial statements of the Issuer and the notes thereto.

Financing Time Line

---No Disclosure Necessary---

Recent Events

On October 30, 2003 the Issuer announced that the reverse take-over between the Issuer and Hydrogen Production Technologies Corporation had been completed. All of the outstanding securities of Hydrogen Production Technologies Corporation were exchanged for 20,000,000 common shares of the Issuer.  In addition, Special Warrant holders of Hydrogen Production Technologies Corporation were issued 1,829,973 commons shares of the Issuer and have the right to exercise share purchase warrants to purchase an additional 1,829,973 commons shares of the Issuer at a price of $1.00 per common share. An incentive bonus of 9,000,000 common shares of the Issuer will be used to the principals of Hydrogen Production Technologies Corporation upon the Issuer achieving revenues of $10,000,000 as a direct result of the commercialization of the intellectual property rights of the technology.

Results of Operations

Nine Months Ended February 29, 2004 vs. February 29, 2003

PowerNova Technologies Corporation was not in operation during the nine-month period ended February 29, 2003 and a comparison of the two periods is not possible. The net loss for the nine months February 29, 2004 was ($61,067). During the nine-month period ended February 29, 2004, the Issuer incurred general and administrative expenses in the amount of $61,067. These expenses were:

Expenses	Amount	Reason for Expense

Accounting and legal	$12,594	These expenses were incurred in the normal course of operations and included audit fees relating to the Issuers annual financial statements and legal fees pertaining to the reverse-take-over.
Bank charges & interest	$216	These charges pertain to checking account fees.
Amortization	$1,348	These charges pertain to computer equipment and miscellaneous office equipment.
Office & miscellaneous	$999	These expenses pertain to general office expenses.
Telephone	$3,017	These expenses pertain to normal local and long distance telephone charges.
Trust Filings	$16,633	These charges pertain to expenses related to transfer agent costs.
Rent	$10,260	These charges pertain to monthly rent payable for the Issuer’s office in Vancouver, B.C.
Wages	$16,000	This expense pertains to Stuart Lew’s monthly salary of $4,000.00

Fiscal 2003 Ended May 31, 2003  vs. the Fiscal 2002 Ended May 31, 2002

The Issuer reported a net loss of ($15,973) for the fiscal year ended May 31, 2003 compared to a net loss of ($95,236) for the fiscal year ended May 31, 2002. The lesser net loss, which occurred during Fiscal 2003, was the direct result of all expenses being either reduced substantially or eliminated entirely during Fiscal 2003. This occurred because the operations of Hydrogen Production Technologies were turned over substantially to PowerNova Technologies Corporation in anticipation of the impending reverse take over. As a result, the only expenses incurred by Hydrogen Production Technologies Corporation were chemical supplies in the amount of $15,004; travel expenses in the amount of $683; and, legal fees in the amount of $285.

Fiscal 2002 Ended  May 31,2002 compared to Fiscal 2001 Ended May 31, 2001

The Issuer reported a net loss of ($95,236) for the fiscal year ended May 31, 2002 compared to a net loss of ($88,608) for the period from inception on September 6, 2000 to May 31, 2001. The slightly higher net loss resulted from the increased expenses resulting from the increased research and development work, which occurred during Fiscal 2002.

Since the Issuer was formed during Fiscal 2001 (September 6, 2000) the expenses in each category varied during the two periods. The majority of the chemical supplies were purchased during the latter fiscal period and, consequently, an additional $19,066 was spent in this category during Fiscal 2002 as compared to Fiscal 2001. The majority of the work was done in the area of research and development after the formation of Hydrogen Production Technologies and so the categories of “conference and travel”; “freight”; “legal fees”; office and administration”; and, rent all decreased in the aggregate amount of $37,101. The largest decreases occurred in the categories of “legal fees” and “conference and travel”.  Wages; however, increased by $24,042 because of the higher level of activity in research and development.

Fiscal 2001 Ended  May 31, 2001 compared to Fiscal 2000 Ended May 31, 2000

N/A since the Issuer was formed on September 6, 2000.

Liquidity and Capital Resources

The final US$5,000 due to the Russian Academy of Sciences has not been paid as the research and development program has not been completed. In the opinion of management, successful completion of the research and development program will result in PowerNova’s Process having marketable industrial value. This value can be used to raise debt or equity capital to further the Company’s goals of maximizing this value through licensing and sales.

Fiscal Quarter Ended February 29, 2004

At February 29, 2004, the Issuer had cash of $1,834 compared with cash of $0 at May 31, 2003 (Most recent fiscal year end for which audited financial statements are available).  Cash used for operations totaled $33,508 for the fiscal quarter ended February 29, 2004 compared with $4,719 for the fiscal quarter ended February 29, 2003.

Capital expenditures for the fiscal quarter ended February 29, 2004 were nil compared with net expenditures of nil for the fiscal quarter ended February 28, 2003.

Fiscal 2003 Ended May 31, 2003

The Issuer’s total assets at May 31, 2003 consisted of “Hydrogen production technology rights” from the Russian Academy of Sciences and the State University of Tiblisi, which are held by an assignment from each of these institutions, in the amount of $16,563. The only liability at this time was an amount due to Aqua 1 Beverage Company in the amount of $216,230. The liability to Aqua 1 Beverage Company was an advance of funds to HPTC to cover operating expenses (for which Aqua 1 special warrant holders are entitled to an assignation until such time as the business combination between Aqua 1 and HPTC was completed, which was not certain at that time).

Fiscal 2002 Ended May 31, 2002

The Issuer’s total assets at May 31, 2002 consisted of “Hydrogen production technology rights” from the Russian Academy of Sciences and the State University of Tiblisi, which are held by an assignment from each of these institutions, in the amount of $16,563. The only liability at this time was an amount due to Aqua 1 Beverage Company in the amount of $216,230.

Recent Accounting Pronouncements Applicable to Us

During 2001, the United States Financial Accounting Standards Board issued, amongst other standards, FAS 141 – “Business Combinations”, FAS 143 – “Accounting for Asset Retirement Obligations,” and FAS 144 – “Accounting for the Impairment or Disposal of Long-Lived Assets.” FAS 141 and FAS 144 come into effect on April 1, 2002 and FAS 143 comes into effect on April 1, 2003.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, or SFAS 144.  Although SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, or SFAS 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues.  Under SFAS 144, companies will (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset.  SFAS 144 also provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale.  The adoption of SFAS 144 on July 1, 2002 does not materially impact on our financial position or results of operations.

On April 30, 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (""SFAS 145"").  Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The adoption of SFAS 145 on May 15, 2002 does not have a material impact on our financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Exit or Disposal Activities.  SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract.  SFAS No. 146 supercedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).  SFAS No. 146 will be effective for exit or disposal activities of the Issuer that are initiated after December 31, 2002 and does not have a material impact on our financial position or results of operations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

June 1, 2004

______________________________________________________________________________

______________________________________________________________________________

Name and Position	Age	Date of First Election or Appointment

Avtandil Koridze, Director and Vice President	63	February 2001
Stuart C. Lew CEO/Director/Co-Chairman	44	October 1986
Bakytzhan Oralbekov, President/Director/Co-Chairman (1)	30	November 2000
Phillip Webber, Director (1)	48	September 2000

_____________________________________________________________________________

______________________________________________________________________________

(1) Member of the audit committee. The Audit Committee meets at once a year to review the annual audited financial statements and make appropriate recommendations to the Board of Directors based upon their review.

Stuart Lew has been the Co-Chairman and Chief Executive Officer of the Issuer since December 1, 2000. He graduated with a Bachelors Degree from the University of Western Ontario. He also received a diploma in Financial Management from BCIT. Mr. Lew has worked full time in his present capacity with the Issuer since October 30, 2003 and prior to that he was the President of Aqua 1 Beverage Corporation.

Bakytzhan Oralbekov has been the President and Co-Chairman of the Issuer since December 1, 2000. Prior to that he was an officer of Hydrogen Production Technologies Corporation. He attended Lewis and Clark University, located in Portland, Oregon studying journalism, and graduated in 1991 from the State University of Almati located in Kazakhstan in Business Administration. From 1991 until 1997 he worked for RIK Media, a company headquartered in Kazakhstan, as the Issuer journalism representative in Paris France.

Avtandil Koridze has been a Vice President and Director of the Issuer since February 7, 2001. He is a 1962 graduate of the Moscow Institute of Petrochemical and Gas Industry. In 1969 he received a PhD. Degree in organometallic chemistry from the Moscow Institute of Petrochemical and Gas Industry. In 1988 he became a Doctor of Sciences at the A.N. Nesmeyanov Institute of Organo-Element Compounds of the Russian academy of Sciences, Moscow where he is currently Head of the Laboratory of Organometallic Cluster Chemistry.  He is a specialist in organometallic chemistry of transition metals, having approximately 150 publications in chemical journals, including the Russian Chemical Bulletin, the Journal of Chemical Communications, Organometallic, and the Journal of Organometallic Chemistry.  His fields of specialty include transition metal clusters, activation of hydrocarbons by transition metal complexes, and intermolecular rearrangements in organometallic complexes.

Phillip Webber has been the Chief Financial Officer of the Issuer since December 1, 2000. He is a Chartered Accountant and a principal of EnAble Performance, an environmental auditing company.  During the period 1989 to 1999, he worked in various positions with B.C. Hydro, most recently as a Financial Services Manger.  Prior to joining B.C. Hydro in 1989, Mr. Webber was an auditor for Price Waterhouse in Vancouver, B.C. and Melbourne, Australia.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Issuer.

The Executive Officers serve at the pleasure of the Board of Directors.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony/misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Executive Officers.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer.

6.B.  Compensation

Cash Compensation.  Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Executive Officers of Aqua 1 Beverage Company during Fiscal 2003 ended 5/31/2003 was $156,294.

Table No. 7 details compensation paid/accrued for Fiscal 2003/2002/2001 ended May 31st for the Senior Management.

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Comp.	Stock Award	Restricted Options/ SARs	LTIP Payouts	All Other Comp.

Stuart Lew, Co-Chairman and CEO	2003 2002 2001	$58,000 $56,000 $35,970	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 249,000	Nil Nil Nil	Nil Nil Nil

Bakytzhan Oralbekov, Co-Chairman and President	2003 2002 2001	$52,000 $50,000 $21,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Avtandil Koridze, Director and CTO	2003 2002 2001	$46,294 $42,130 $20,211	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

____________________________________________________________________________

Options/SARs Granted/Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees.  No SARs (stock appreciation rights) were granted during this period.

Table No. 8

Stock Option Grants in Fiscal 2003 Ended 5/31/2003

______________________________________________________________________________

Name	Number of Options Granted	Percentage of Total Options Granted	Exercise Price Per Share	Grant Date	Market Value of Securities Underlying Options on Date of Grant Per Share

No stock options were granted during Fiscal 2003

The following table gives certain information concerning stock option exercises during Fiscal 2002 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 9

Aggregated Stock Options Exercises in Fiscal 2003

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

_____________________________________________________________________________

_____________________________________________________________________________

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Value of Unexercised Number of Unexercised Options at Fiscal Year-end Exercisable and or Unexercisable	In-the-Money Options at Fiscal Year-end Exercisable and/or Unexercisable

No stock options were exercised during Fiscal 2003

There are currently no stock options outstanding.

_____________________________________________________________________________

_____________________________________________________________________________

Director Compensation.  The Issuer has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Issuer other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  The Issuer currently does not have a stock option plan.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Issuer during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Change of Control Remuneration.

There are no agreements in place to compensate any of the Directors or Senior Officers in the case of a change of control of the Issuer.

Other Compensation.  No Executive Officer/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Executive Officers/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Issuer has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Issuer's Directors or Executive Officers.

Written Management/Consulting Agreements

There are no management or consulting agreements in place.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- Not Applicable ---

6.C.3.  Board of Director Committees.

The Issuer has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Issuer and reviews with the independent auditors the scope and results of the Issuer’s audits, the Issuer’s internal accounting controls, and the professional services furnished by the independent auditors to the Issuer.  The Audit Committee was formed in November of 2002 and met once in Fiscal 2003.  The current members of the Audit Committee are: Bakytzhan Oralbekov and Phillip Webber.

6.D.  Employees

As of 9/30/2004, the Issuer had seven employees, including three members of senior management who are also officers of the Issuer.

6.E.  Share Ownership

Table No. 10 lists, as of 9/30/2004, Directors, Executive Officers and 5% Shareholders who beneficially own the Issuer's voting securities and the amount of the Issuer's voting securities owned by the Directors and Executive Officers as a group.

Table No. 10

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

 _____________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Stuart Lew (1)	1,634,442	3.9%
Common	Bakytzhan Oralbekov (2)	10,125,000	24.6%
Common	Avtandil Koridze	10,000,000	24.3%
Common	Phillip Webber (3)	50,000	<1.0%

Common	Total Directors/Officers 5% Shareholders	21,809,442	52.8%

------------------------------------------------------------------------------

#  Based on 40,957,875 shares outstanding as of 9/30/2004 and stock options and warrants held by each beneficial holder exercisable within sixty days.

(1)

Of these shares, 442,450 represent currently exercisable share purchase warrants;

(2)

Of these shares, 125,000 represent currently exercisable share purchase warrants;

(3)

Of these shares, 25,000 represent currently exercisable share purchase warrants;

______________________________________________________________________________

______________________________________________________________________________

Stock Options

The Issuer currently has no stock option plan; however, a new stock option plan will be presented to shareholders at the next annual general meeting.

The names and titles of the Directors/Executive Officers of the Issuer to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 11 as of 4/16/2004, as well as the number of options granted to Directors and all employees as a group.

Table No. 11

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

Name	Number of Shares of Common Stock	Cdn$ Exercise Price	Date of Grant	Expiration Date

There are no stock options outstanding as of April 16, 2004.

------------------------------------------------------------------------------

______________________________________________________________________________

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E. and Table No. 10.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Issuer and exercise of stock options/share purchase warrants has lead over the last several year to some significant changes in the holdings of major shareholders; table reflects direct holdings of common shares, refer to Table No. 10 for additional information.

Table No. 12

Changes in Holdings of Major Shareholders

______________________________________________________________________________

______________________________________________________________________________

Name	Shares Owned Subsequent to 5/31/2003	Shares Owned 5/31/2003	Shares Owned 5/31/2002	Shares Owned 5/31/2001	Shares Owned 5/31/2000

Stuart Lew	1,634,442	1,745,692	2,466,496	1,699,569	1,274,800
Bakytzhan Oralbekov	10,125,000	Nil	Nil	Nil	Nil
Avtandil Koridze	10,000,000	Nil	Nil	Nil	Nil

______________________________________________________________________________

7.A.1.c.  Different Voting Rights.  The Issuer’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On September 3, 2004 the shareholders' list for the Issuer's common shares showed 439 registered shareholders and 40,957,875 shares issued and outstanding. Of these shareholders, 94 were resident in Canada holding 12,131,731 shares; 338 were resident in the United States holding 8,392,394 shares; 2 were resident in Russia holding 20,123,000 shares; 4 were resident in Europe and Asia holding 308,750 shares.

Based on this research and other research into the indirect holdings of other financial institutions, the Issuer believes that it has in excess of 500 beneficial owners of its common shares.

7.A.3.  Control of Issuer.  The Issuer is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents; Canadian residents; residents of Russia; and, other foreign residents.  The Issuer is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Development of the Issuer”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Issuer Arrangements.

  --– No Disclosure Necessary –--

7.B.  Related Party Transactions

Transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management. The year end balances, as at May 31, 2003, referred to below are non-interest bearing, unsecured and receivable or payable on demand, and have arisen from the provision of services and expense reimbursements or advances described.

During Fiscal 2003, the Issuer had incurred $163,807 in wages, expense reimbursements and cash advances to Stuart Lew (director and officer) and settled $34,680 of the outstanding balance by issuing to him 86,700 Special Warrants at $0.40 per unit and owed him $105,967 (202 - $6,607) at May 31, 2003.

During the year, the Issuer accrued $44,861 in consulting fees and expense reimbursements to Dr. Avtandil Koridze (director and officer) and owed him $28,006 (2002 – Nil) at May 31, 2003.

During the year, the Issuer accrued $60,000 in consulting fees to Bakytzhan Oralbekov (officer and director) and owed him $45,670 (2002 – Nil) at May 31, 2003.

During the year, the Issuer incurred and settled $4,000 in consulting fees to a private company controlled by Dr. Avtandil Koridze (officer and director) by issue of 10,000 Special Warrants.

As a result of the share exchange agreement, Stuart Lew owns 3,250,000 common shares of the Issuer; Bakytzhan Oralbekov owns 8,375,000 common shares of the Issuer; and, Avtandil Koridze owns 8,375,000 common shares of the Issuer.

Bakytzhan Oralbekov and Dr. Avtandil Koridze (both officers and directors) own all the outstanding shares of Hydrogen Production Technologies Corporation (“HPTC”). During Fiscal 2003, the Issuer advanced an aggregate of $15,973 (2002 - $95,236) to HPTC for development expenses and HPTC owed the Issuer at May 31, 2003, $216,230 (2002 - $200,275).

Other than as disclosed above, there have been no transactions or proposed transactions, which have materially affected or will materially affect the Issuer in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  As stated above, management believes the transactions referenced above were on terms at least as favorable to the Issuer as the Issuer could have obtained from unaffiliated parties.

Trust Agreements

 ---No Disclosure Necessary---

Shares for Compensation to Shareholders Who Exercised Warrants

 ---No Disclosure Necessary---

Legal Services

 --- No Disclosure Necessary ---

7.C.  Interests of Experts and Counsel

 --- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Statements and Other Financial Information

The Issuer's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with generally accepted auditing standards in Canada and the United States.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of De Visser Gray Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Issuer know of no material, active or pending, legal proceedings against them; nor is the Issuer involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Issuer know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Issuer.

8.B.  Significant Changes

On October 30, 2003 the Issuer announced that the reverse take-over between the Issuer and Hydrogen Production Technologies Corporation had been completed. All of the outstanding securities of Hydrogen Production Technologies Corporation were exchanged for 20,000,000 common shares of the Issuer.  In addition, Special Warrant holders of Hydrogen Production Technologies Corporation were issued 1,829,973 commons shares of the Issuer and have the right to exercise share purchase warrants to purchase an additional 1,829,973 commons shares of the Issuer at a price of $1.00 per common share. An incentive bonus of 9,000,000 common shares of the Issuer will be used to the principals of Hydrogen Production Technologies Corporation upon the Issuer achieving revenues of $10,000,000 as a direct result of the commercialization of the intellectual property rights of the technology.

ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information

As of 5/31/2003, the authorized capital of the Issuer was 50,000,000 common shares without par value. As of 5/31/2003, there were 19,244,402 common shares issued and outstanding.  As of 9/03/04, there were 40,957,875 common shares issued and outstanding.

The Issuer's common shares began trading on the Vancouver Stock Exchange (subsequently the Canadian Venture Exchange and currently called the TSX Venture Exchange) in August of 1988.  The current stock symbol, which the Issuer began trading under, effective October 18, 1999 is “AQB”.  The CUSIP number is #739329. The Issuer’s shares were delisted from the TSX Venture Exchange on June 20, 2003. The Issuer’s shares currently are available for trading in the Pink Sheets under the symbol “PNTFF.PK”. There have been no trades in the Pink Sheets for the past three years. The Issuer is submitting this Registration Statement as management plans to include the shares for trading on the OTC Electronic Bulletin Board.

Table No. 13 lists the high and low sale prices on the TSX Venture Exchange for the Issuer's common shares for the last five fiscal years, the last two years by quarter, and the last six months.

____________________________________________________________________________________________

____________________________________________________________________________________________

Table No. 13

TSX Venture Exchange (formerly the Canadian Venture Exchange)

Common shares Trading Activity

- Sales -

 Canadian Dollars

Period	High	Low
Month Ended 11/30/03	No	Trades
Month Ended 10/31/02	No	Trades
Month Ended 09/30/03	No	Trades
Month Ended 08/31/03	No	Trades
Month Ended 07/31/03	No	Trades
Month Ended 06/30/03	No	Trades

Fiscal Year Ended 5/31/2003	No	Trades
Fiscal Year Ended 5/31/2002	No	Trades
Fiscal Year Ended 5/31/2001	$0.64	$0.38
Fiscal Year Ended 5/31/2000	$0.47	$0.01
Fiscal Year Ended 5/31/1999	$0.52	$0.10

Quarter Ended 08/31/03	No	Trades
Quarter Ended 05/31/03	No	Trades
Quarter Ended 02/28/03	No	Trades
Quarter Ended 11/30/02	No	Trades

Quarter Ended 08/31/02	No	Trades
Quarter Ended 05/31/02	No	Trades
Quarter Ended 02/28/02	No	Trades
Quarter Ended 11/30/01	No	Trades

____________________________________________________________________________________________

____________________________________________________________________________________________

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Issuer's common shares are issued in registered form and the following information is taken from the records of the Issuer’s transfer agent, Computershare Trust Company of Canada, located in Vancouver, B.C. Canada. (510 Burrard Street, Vancouver, British Columbia V6C 3B9)

Common Share Description

All of the authorized common shares of the Issuer are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Issuer, holders of common stock are entitled to receive pro rata the assets of Issuer, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the New Brunswick Business Corporations Act (“Act”).  Unless the Act or the Issuer's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Issuer's Articles and the B.C. Securities Commission’s Corporations Act contain provisions that require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a two-thirds vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a "special resolution" include:

a.  Changing the Issuer name;

b.  Adding/changing/removing any restriction on the business or businesses that the Issuer may carry on;

c.  Changing the maximum number of shares that the Issuer is authorized to issue;

d.  Creating a new class of shares;

e.  Changing the designation of all or any of its shares, and adding/changing/

    removing any rights/privileges/restrictions and conditions, including rights to accrued dividends, in respect of all or

    any of its shares, whether issued/unissued;

f.  Changing the number of any class or series, whether issued or unissued,

    into a different number of shares of the same class or series or into the same or a different number of shares or other classes or series.

g.  Dividing a class of shares, whether issued/unissued, into series and fixing the number of shares in each series and the

    rights/privileges/restrictions/conditions of that series;

h.  Authorizing the Directors to divide any class of unissued  shares into series and fixing the number of shares in each series and the rights/privileges/restrictions/conditions of that series;

i.  Authorizing the Directors to change the rights/privileges/

    restrictions/conditions attached to unissued shares of any series;

j.  Revoking/diminishing/enlarging any authority conferred under (h) and (i);

k.  Increasing/decreasing the number of Directors or the minimum or maximum number of Directors, subject to other rules;

l.  Subject to section 45(8), adding/changing/removing any other provision that is permitted by the Alberta Business Corporations Act to be set out

    in the Articles;

m.  Amending the Articles of Incorporation;

n.  Shareholder approval of an amalgamation agreement;

o.  Continuance of the Issuer into another jurisdiction;

p.  Disposing of all or substantially all of the Issuer's assets and liabilities; and

q.  Dissolution of the Issuer.

There are no restrictions on the repurchase or redemption of common shares of the Issuer while there is any arrearage in the payment of dividends or sinking fund installments.

Share Purchase Warrants

Table No. 14 lists, as of January 15, 2004 Special Warrants outstanding, the date the Special Warrants were issued, the exercise price, and the expiration date of the Special Warrants.

Table No. 14

Share Purchase Warrants Outstanding

Effective Date of Issuance	Number of Special Warrants Originally Granted	Number of Special Warrants Still Outstanding	Exercise Price		Expiration Date of Special Warrants
			First Year	Second Year

May 31, 2001	1,192,500	1,192,500	$0.18	$0.18	10/09/06
May 31, 2002	284,000	284,000	$1.00	$1.00	10/09/05
May 31, 2003	246,273	246,273	$1.00	$1.00	10/09/05
October 9, 2003	1,182,973	1,182,973	$0.40	$0.40	10/09/05

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

  --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the Pink Sheets in the United States.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 5/31/03, the authorized capital of the Issuer was 50,000,000 common shares without par value. As of 5/31/2003, there were 19,244,402 common shares issued and outstanding. As of 9/03/2004, there were 40,957,875 common shares issued and outstanding.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Issuer.

--- Not Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to ITEM #6.E. and Table No. 14.  ---

10.A.6.  History of Share Capital

On October 30, 2003, the Issuer announced the completion of a reverse-take-over between the Issuer and Hydrogen Production Technologies Corporation. By the terms of this reverse-take-over, the Issuer issued 20,000,000 common shares for all of the issued and outstanding shares of Hydrogen Production Technologies Corporation.

On October 9, 2003 the Issuer sold 1,829,973 units at a price of $0.40 per unit.  Each unit consisted of one common share and one Special Warrant.  Each Special Warrant entitles the holder to purchase one additional common share at a price of $0.40 until October 9, 2005. These units were sold pursuant to a private placement in Canada.  Any U.S. investors who purchased these units did so under an exemption pursuant to Rule 506.

During Fiscal 2003, ended May 31, 2003, the Issuer issued 234,550 Special Warrants at a price of $0.40 per Special Warrant. The proceeds to the Issuer from this issuance was $98,509. 96,700 of these Special Warrants were issued in settlement of related party debt in the amount of $38,860. Since 96,700 of these Special Warrants were issued in settlement of debt, the net proceeds to the Issuer were $59,649. These Special Warrants were sold pursuant to a private placement in Canada.  Any U.S. investors who purchased these units did so under an exemption pursuant to Rule 506.

During Fiscal 2002, ended May 31, 2002, the Issuer issued 284,000 Special Warrants at a price of $0.40 per Special Warrant. The Issuer received proceeds of $113,600 from the issuance of these Special Warrants. During Fiscal 2002, the Issuer also realized $24,900 from the exercise of 249,000 share purchase options and $162,302 from the exercise of 1,346,125 share purchase warrants. The share purchased warrants were issued pursuant to a private placement in Canada, which took place during calendar year 2000. There were no U.S. residents who took part in this financing.

During Fiscal 2001, ended May 31, 2001, the Issuer issued 1,192,520 Special Warrants, at a price of $0.40 per Special Warrant. The Issuer received proceeds of $477,000 from the issuance of these Special Warrants. During Fiscal 2001, the Issuer also realized $8,000 from the exercise of 50,000-share purchase warrants. These share purchase warrants were issued pursuant to a private placement, which took place in Canada during calendar year 2000. No U.S. residents took part in this financing.

During Fiscal 2000 the Issuer completed two private placement financings. The first consisted of 1,000,000 units. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional share at a price of $0.10. The second consisted of 2,500,000 units. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional share at a price of $0.12.

10.A.7.  Resolutions/Authorizations/Approvals

--- Not Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

According to the Issuer’s Articles of Continuance (Section), “There are no restrictions on the business of the Issuer.”

According to Part 15 – DISCLOSURE OF INTEREST OF DIRECTORS – of the Articles of the Issuer, Sections 15.1 and 15.2:

a.

A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Issuer or who holds any office or possesses any property, directly or indirectly, where a duty or interest might be created to conflict with his duty or interest as a Director, shall declare the nature and extent of his interest in the contract or transaction or of the conflict or potential conflict with his duty and interest as a Director in accordance with the provisions of The Act.

b.

A Director shall not vote in respect of the approval of any contract or transaction with the Issuer in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which the vote is taken.  This Article and Article 15.1 shall not apply in circumstances where a Director is, under the provisions of The Act, deemed not to be interested in a proposed contract or transaction.

The common Shares of the Issuer carry and are subject to the following rights, privileges, restrictions and conditions:

a.

The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Issuer and to attend and vote thereat except those meetings where only holders of a specified class or particular series of shares are entitled to vote and each holder thereof shall be entitled to one vote per share in person or by proxy.

b.

Subject to the rights, privileges, restrictions and conditions attaching to any other shares of the Issuer, the holders of the Common Shares are entitled to receive any dividends declared and paid by the Issuer.

c.

Subject to the rights, privileges, restrictions and conditions attaching to any other shares of the Issuer, in the event of the liquidation, dissolution or winding-up of the Issuer, the holders of the Common Shares are entitled to receive the remaining property of the Issuer after payment of all of the Issuer’s liabilities.

There are no restrictions on the repurchase or redemption of common shares of the Issuer while there is any arrearage in the payment of dividends or sinking fund installments.

There is no liability to further capital calls by the Issuer.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Issuer’s stock can only be altered by a Special Shareholders’ meeting.

Subject to Article 9.1 and to The Act, the first annual general meeting shall be held within 15 months from the date of incorporation and the following annual general meetings shall be held once in every calendar year at a time, not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint.  In default of the meeting being held, the meeting shall be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the Directors.

The Directors may, whenever they think fit, convene a general meeting.  A general meeting, if requisitioned in accordance with The Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in The Act.

Not less than 21 days’ notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Article 22, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under these Articles or other regulations of the Issuer entitled to receive the notice from the Issuer.  But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

There are no limitations on the rights to own securities.

There is no provision of the Issuer’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Issuer and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Issuer (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission by any shareholder who owns more than 10% of the Issuer’s common stock.

10.C. Material Contracts

There are no material contracts other than those entered into through the normal course of business.

10.D.  Exchange Controls

Except as discussed in this section, the Issuer is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares.  There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Issuer.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity.  The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is review-able .  This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada.  This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2. If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is review-able .

3. If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is review-able if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services.

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Issuer, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act.  However, under the IC Act, there is a re-butt-able presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares.  For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is review-able under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada.  If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment.  Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors.  The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

10.E.  Taxation

Canadian Federal Income Tax Considerations

The following summary discusses only the Canadian federal income tax considerations generally applicable to a holder (a "Holder") of one or more common shares of the Issuer who, for the purposes of the Income Tax Act (Canada) (the "Tax Act") is a non-resident of Canada who holds common shares as capital property.  The summary deals with the provisions of the Tax Act in force on 12/31/1999.  It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules.  Holders and prospective holders should consult their own tax advisers with respect to their particular circumstances.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Issuer paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend.  The Issuer will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Issuer.  The Pink Sheets is not a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Issuer's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares.  The gain or loss will be a capital gain or capital loss if the Issuer's common shares is a capital asset in the hands of the U.S. Taxpayer.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Issuer's common shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Issuer's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Issuer may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Issuer will be required to file such a return.

Holders and prospective holders should therefore consult their own tax advisers with respect to their particular circumstances.

10.F.  Dividends and Paying Agents

The Issuer has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Issuer is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Issuer is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Issuer has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The Issuer’s auditors for its financial statements for the preceding year was De Visser Gray, Chartered Accountants, located at 401-905 West Pender Street, Vancouver, B.C. CANADA V6C 1L6. De Visser Gray is licensed to practice in British Columbia by the Institute of Chartered Accountants. Their audit report for Fiscal 2003/Fiscal 2002 is included with the related financial statements in this Registration Statement with their consent.

10.H.  Document on Display

All of the documents referred to in this Registration Statement may be inspected at the head office of the Issuer, the address of which is indicated on the Cover Sheet of this Registration Statement.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

 --- Management has concluded that the Issuer’s exposure to market risk in the categories listed is immaterial---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities  --- No Disclosure Necessary ---

12.B.  Warrants and Rights  --- No Disclosure Necessary ---

12.C.  Other Securities  --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

  --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

 --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

 --- No Disclosure Necessary ---

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERTS

 ---No Disclosure Necessary---

ITEM 16B.  CODE OF ETHICS

 ---No Disclosure Necessary---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Issuer's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with generally accepted auditing standards in Canada and the United States.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The auditors’ report of De Visser Gray, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

Hydrogen Production Technologies Corporation

Auditors Report dated November 6, 2003

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict dated

November 6, 2003

Balance Sheet as at May 31, 2003 and 2002

Statements of Operations and Deficit for the Years Ended May 31, 2003, 2002

and For the period from inception on September 6, 2000 to May 31, 2001

Statement of Cash Flows for the Years Ended May 31, 2003, 2002 and For the

period from inception on September 6, 2000 to May 31, 2001

Notes to the Financial Statements

Aqua 1 Beverage Company, Inc.

Auditors Report dated December 4, 2003

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict dated

December 4, 2003

Balance Sheets as at May 31, 2003 and 2002

Statements of Operations and Deficit for the Years Ended May 31, 2003, 2002

and 2001

Statements of Cash Flows for the Years Ended May 31, 2003, 2002 and 2001

Notes to the Financial Statements

Unaudited Interim Consolidated Financial Statements

PowerNova Technologies Corp.

Notice to Reader dated February 11, 2004

Consolidated Balance Sheets as at November 30, 2003 and May 31, 2003

Consolidated Statements of Operations and Deficit for the Three Months Ended

November 30, 2003 and 2002 and for the Six Months Ended November 30,

2003 and 2002

Consolidated Statements of Cash Flows for the Three Months Ended November 30,

2003 and 2002 and for the Six Months Ended November 30, 2003 and 2002

Notes to the Consolidated Financial Statements for the Three and Six Month Periods Ended November 30, 2003.

ITEM 18.  FINANCIAL STATEMENTS

The Issuer has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1. Articles of Incorporation/Bylaws as currently in effect:
1.1 Certificate of Incorporation dated 10/06/86
1.2 Memorandum dated 9/29/86
1.3 Special Resolution dated 7/22/87
1.4 Articles of Aqua 1 Beverage Company Inc.
1.5 Special Resolution dated 10/23/02
1.6 Schedule “A” to Special Resolution
1.7 Certificate of Change of Name dated 9/11/03

2. Instruments defining the rights of holders of equity of debt securities being registered. ---Refer to Exhibit No. 1---
3. Voting Trust Agreements: No Disclosure Necessary
4. Material Contracts: No Disclosure Necessary
5. Foreign Patents: No Disclosure Necessary
6. Earnings Per Share Calculation: No Disclosure Necessary
7. Ratio of Earnings to Fixed Charges: No Disclosure Necessary
8. List of Subsidiaries: No Disclosure Necessary
9. Statement Regarding Date of Financial Statements: No Disclosure Necessary

10. Additional Exhibits:
a. Information Circular dated 10/25/02
b. Consent of Auditor, DeVisser Gray dated 12/4/03

Signature Page

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

POWERNOVA TECHNOLOGIES CORPORATION

Registrant

Dated:  October 4, 2004

Signed:  /s/ Stuart Lew

             Mr. Stuart Lew,

             CEO and Director

AQUA 1 BEVERAGE COMPANY, INC.

Financial Statements

(Stated in Canadian Dollars)

May 31, 2003

#

May 31, 2002

May 31, 2001

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Aqua 1 Beverage Company, Inc.

We have audited the balance sheets of Aqua 1 Beverage Company, Inc. as at May 31, 2003 and 2002 and the statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standard in Canada and the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended May 31, 2003, 2002 and 2001 in accordance with generally accepted accounting principles in Canada.  As required by the British Columbia Company Act we report that, in our opinion, these principles have been applied on a consistent basis.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

December 4, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the additional of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.  Our report to the shareholders dated December 4, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditor’s report when these are adequately disclosed in the consolidated financial statements.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

December 4, 2003

AQUA 1 BEVERAGE COMPANY, INC.

Balance Sheets

As at May 31,

(Stated in Canadian Dollars)

	2003	2002
	$	$
A S S E T S
Current Assets
Cash	11,911	323
Goods and services tax receivable	1,919	535
Prepaid expenses	875	875
	14,705	1,733

Capital assets (note 4)	3,084	4,167
Intangible asset (note 3)	2,493	8,100
Advances to Hydrogen Production Technologies Corporation (note 9 and 13)	216,230	200,257
	236,512	214,257

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities (note 10)	199,177	184,879
Due to related parties (note 5)	179,643	6,607
	378,820	191,486

Special warrants (note 6)	689,109	590,600
	1,067,929	782,086

S H A R E H O L D E R S’ E Q U I T Y

Share capital (note 7)	4,900,826	4,900,826
Deficit	(5,732,243)	(567,829)
Continuing operations (note 1)	(831,417)	(567,829)
	236,512	214,257

Approved by the Board of Directors:
“Stuart Lew”	“Bakytzhan Oralbekov”
Stuart Lew	Bakytzhan Oralbekov

AQUA 1 BEVERAGE COMPANY, INC.

Statements of Operations and Deficit

For the Years Ended May 31,

See notes to the financial statements

(Stated in Canadian Dollars)

	2003	2002	2001
	$	$	$

Expenses
Amortization	6,690	11,930	9,765
Bank charges and interest	660	1,772	1,040
Consulting fees (note 5)	106,000	120,754	218,669
Foreign exchange	(2,995)	60	807
Legal, accounting and audit	15,517	54,584	93,418
Office and administration	2,037	18,423	9,297
Penalties and interest	589	-	-
Rent	24,883	25,666	19,852
Telephone	4,627	9,755	6,741
Travel and automobile	-	4,810	1,124
Trust, filing and transfer agent	6,665	24,312	8,924
Wages and benefits	156,294	148,130	77,681
Recovery of accounts payable (note 10)	(57,379)	(61,542)	-
Advances to Riaks written-off (note 9)	-	-	149,624

Net loss from continuing operations	-	-	(596,006)
Net income from discontinued operations	-	-	5,475

Net loss for the year	(263,588)	(358,654)	(590,531)
Deficit – beginning of year	(5,468,655)	(5,110,001)	(4,519,470)
Deficit – end of year	(5,732,243)	(5,468,655)	(5,110,001)

Loss per share (note 8)	$ (0.01)	$ (0.02)	$ (0.03)
Weighted average number of shares outstanding	19,244,402	17,477,500	18,016,435

AQUA 1 BEVERAGE COMPANY, INC.

Statements of Cash Flows

For the Years Ended May 31,

(Stated in Canadian Dollars)

	2003	2002	2001
	$	$	$

Cash Provided by (Used for):

Operating Activities
Net loss from continuing operations	(263,588)	(358,654)	(596,006)
Adjustment for items not involving cash:
Amortization	6,690	11,930	9,765
Issue of special warrants for consulting fees	4,000	-	-
Recovery of accounts payable	(57,379)	(61,542)	-
Advances to Riaks Ltd. written off	-	-	149,624
	(310,277)	(408,266)	(436,617)
Changes in non-cash working capital components:
Goods and services tax receivable	(1,384)	1,815	1,462
Share subscriptions receivable	-	139,915	(70,565)
Accounts payable and accrued liabilities	71,677	58,626	42,449
Due to related party	207,716	6,607	-
Prepaid expenses	-	-	125
	(32,268)	(201,303)	(26,529)

Investing Activities
Advances to Hydrogen Production Technologies	(15,973)	(95,236)	(105,021)
Purchase of intangible assets	-	(7,476)	(9,346)
Advance to Riaks Ltd.	-	-	(110,935)
Purchase to capital assets	-	-	(1,531)
	(15,973)	(102,712)	(226,833)

Financing Activities
Issuance of special warrants for cash	59,829	113,600	477,000
Issuance of share capital for cash	-	187,202	8,000
	59,829	300,802	485,000

Cash used in discontinued operations (note 13)	-	-	(15,000)

Net cash provided/(used) during the year	11,588	(3,213)	(219,979)
Cash – beginning of year	323	3,536	223,515
Cash – end of year	11,911	323	3,536

Supplement of Non Cash Financing Activity

During the year ended May 31, 2003 the Company settled $34,680 of due to a related party by the issue of 86,700 Special Warrants.  Refer to note 5.

AQUA 1 BEVERAGE COMPANY, INC.

Notes to the Financial Statements

May 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia and its principal business activity currently to acquire and develop a certain hydrogen production technology.  The Company has entered into an agreement to acquire a private company, Hydrogen Production Technologies Corporation (“HPTC”), which owns this technology.

These financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has incurred losses since inception and has a net working capital deficiency of $364,115 (2002 - $189,753) and capital deficiency of $831,417 (2002 - $567,829).  The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing to eliminate its working capital and capital deficiencies and to fund its operations.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  These financial statements do not reflect adjustments to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

Refer to notes 9 and 13.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and do not differ in any material respects from principles and practices generally accepted in the United States.

Financial Instruments

The Company’s financial instruments consist of current assets, current liabilities and special warrants.  The fair values of the current assets and current liabilities approximate their carrying amounts due to the short-term nature of these instruments.  The special warrants are stated at their issue price as they were subsequently converted to share capital.

Capital Assets

Capital assets are recorded at cost and are amortized using the declining balance method at the following annual rates: computer equipment - 30%; office equipment - 20%.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

Foreign Currency Translation

The Company translates its accounts denominated in foreign currencies as follows: monetary assets and liabilities at the rate of exchange in effect at the balance sheet date and non-monetary assets and liabilities at their applicable historical rates.  Revenues and expenses are translated at rates prevailing at the date of the transaction except for amortization which is translated at historical rates.

Exchange gains and losses from the translation of foreign currencies are recognized in the period in which  they occur.

Stock-based Compensation Plan

The Company grants stock options  in accordance with the policies of the TSX Venture Exchange and records compensation expense for stock options granted to non-employees, at the time of their vesting, calculated using the fair value method and for stock options granted to directors and employees, no compensation expense is recognized, however, the Company will disclose this information on a pro-forma basis using the fair value method.

This policy is adopted for all options granted subsequent to January 1, 2002.

Income Taxes

The Company accounts for future tax assets and liabilities in accordance with the liability method.  Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases and are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  The Company has taken a valuation allowance for the full amount of all potential future income tax assets.

The Company’s accounting policy for future income taxes has no effect on the financial statements of and of the fiscal years presented.

3.

INTANGIBLE ASSET

The Company has acquired the website domain name powernova.com for $31,322, an amount which is being amortized over three years on a straight-line basis.

	2003	2002	2001
	$	$	$
Cost	31,322	31,322	23,846
Less: Accumulated amortization	(28,829)	(23,222)	(12,781)
Net book value	2,493	8,100	11,065

Refer to note 10.

4.

CAPITAL ASSETS

	2003			2002
	Cost $	Accumulated Amortization $	Net Book Value $	Net Book Value $
Computer equipment	5,366	3,615	1,751	2,500
Office equipment	2,548	1,215	1,333	1,667
	7,914	4,830	3,084	4,167

5.

RELATED PARTY TRANSACTIONS

Transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management.  The year end balances referred to below are non-interest bearing, unsecured and receivable or payable on demand, and have arisen from the provision of services and expense reimbursements or advances described.

During the year, the Company had incurred an aggregate of $163,807 in wages, expense reimbursements and cash advances to the Chief Executive Officer and settled $34,680 of the outstanding balance by issuing to him 86,700 Special Warrants at $0.40 per unit and owed him $105,967 (2002 - $6,607; 2001 - $5,415) at May 31, 2003.

During the year, the Company accrued $44,861 in consulting fees and expense reimbursements to a director and officer of  the Company and owed him $28,006 (2002 and 2001 - $Nil) at May 31, 2003.

During the year, the Company accrued $60,000 in consulting fees to the President of the Company and owed him $45,670 (2002 and 2001 - $Nil) at May 31, 2003.

During the year, the Company settled $4,000 in consulting fees to a private company controlled by the Vice-President of the Company by issue of 10,000 Special Warrants.

5.

RELATED PARTY TRANSACTIONS (continued)

The Company’s President and Vice-President own all the outstanding shares of Hydrogen  Production Technologies Corporation (“HPTC”).  During the year, the Company advanced an aggregate of $15,973 (2002 - $95,236; 2001 - $105,021) to “HPTC” for development expenses and HPTC owed the Company at May 31, 2003 $216,230 (2002 - $200,257; 2001 - $105,021).  Refer to note 10.

6.     SPECIAL WARRANTS

The Special Warrant holders have consented to the advance of their funds by the Company to HPTC and this advance will be assigned to the warrant holders should the Company not file a prospectus or, should the business combination not be effected, at which time the Special Warrants shall be deemed to be terminated and the Company shall have no further liability to the Special Warrant holders for the funds advanced to HPTC or for the conversion of the Special Warrants to common shares.  In such event, the Special Warrant holders sole recourse for repayment of such advances shall be against HPTC.  Each Special Warrant is convertible into a unit consisting of one common share and one Share Purchase Warrant of the Company upon the issuance of a final receipt for a prospectus to be filed by the Company. Each Share Purchase Warrant will then entitle the holder thereof to purchase one additional common share of the Company within a 24 month period at a price of $1.00 per share.

Refer to note 9.

	Price per Special Warrant	Number of Special Warrants	Proceeds
	$		$
Issued at May 31, 2000		-	-

Issued	0.40	1,192,500	447,000
Issued at May 31, 2001	0.40	1,192,500	477,000(1)

Issued	0.40	284,000	113,600
Issued at May 31, 2002		1,476,500	590,600

Issued	0.40	246,273	98,509(2)
Issued at May 31, 2003		1,722,773	689,109

(1)    Gross proceeds of $139,915 was receivable from Special Warrant holders in 2001 and was collected during the year ended May 31, 2002.

(2)     The Company settled $38,860 of related party debt by issuing 96,700 Special Warrants during the year ended May 31, 2003.

7.       SHARE CAPITAL

Authorized share capital of the Company consists of 50,000,000 common shares without par value.

	Price per Share	Number of Shares	Proceeds
	$		$
Issued at May 31, 2000		18,011,777	4,705,624
Warrants exercised	0.16	50,000	8,000
Issued at May 31, 2001		18,061,777	4,713,624
Escrow shares cancelled		(412,500)	-
Stock options exercised	0.10	249,000	24,900
Warrants exercised	0.10	1,000,000	100,000
Warrants exercised	0.18	346,125	62,302
Issued at May 31, 2002 and May 31, 2003		19,244,402	4,900,826

There are no stock options or share purchase warrants outstanding at May 31, 2003.

8.

LOSS PER SHARE

Loss per share has been calculated using the weighted average number of common shares outstanding during the year.  Fully diluted loss per share has not been disclosed as it is anti-dilutive.

9.      BUSINESS COMBINATION

The Company had entered into an agreement with Riaks Ltd. (“Riaks”), a corporation based in Moscow, Russia pursuant to which all rights, title and interest in Riak’s hydrogen production technology was assigned and transferred to Powernova Energy Ltd. (“Powernova”), a private British Columbia corporation, in which the Company was to acquire a 50% ownership interest in consideration for making payments to Riaks of U.S. $500,000.  Under this initial agreement, the Company had advanced U.S. $100,000 (CDN $149,624) to Riaks.  The agreement was then restructured in a manner whereby Riaks assigned all of the intellectual property rights to Hydrogen Production Technologies Corporation (“HPTC”), a British Virgin Islands Company, and the Company entered into an agreement with HPTC dated November 3, 2000 (subsequently amended June 21, 2001) whereby the Company will issue 17,950,000 shares (at a deemed value of $0.50 per share) to the shareholders of HPTC in order to acquire 100% of the issued share capital of HPTC.  Concurrent with this transaction, the combined companies are to complete a minimum of $2,000,000 in additional financing, and commit to issuing to the shareholders of HPTC a further 2,000,000 shares within 10 years, provided the technology has realized revenues of $10,000,000 during that period. The Company had advanced $216,230 to HPTC to date on account of development expenses.  Amounts due from HPTC are to be accounted for as  a non-interest bearing loan until December 31, 2002, with interest to accrue subsequent to that date at the rate of prime plus 60% per annum from the date of the first advance made under the loan.  HPTC is to repay

9.

BUSINESS COMBINATION (continued)

the principal amount of the loan and interest thereon in 60 monthly installments commencing December 31, 2002, with the balance of unpaid principal and interest being due and payable on December 31, 2007.  No accrued interest or repayment of the loan has been recognized or received as at May 31,

2003.  The Company wrote-off the initial U.S. $100,000 (CDN $149,624) advance payment made to Riaks under the original purchase agreement concurrent with entering into the June 21, 2001 amendment agreement.

HPTC has agreements with the Russian Academy of Sciences (Moscow) and the State University of Tiblisi to acquire the rights to certain hydrogen production technologies by the payment of U.S. $29,000, of which U.S. $11,000 has been paid, U.S. $10,000 is due upon the completion of a report confirming that the technology has been developed to a certain stage, and the final U.S. $8,000 is due upon completion of the technological process.  The Company does not currently have a funding agreement in place for development of this technology with HPTC or these institutions; however, the Company has been advancing funds as required.

The transaction will be accounted for as a reverse-take-over (“RTO”) with HPTC being identified as the acquirer, and upon its completion the Company intends to change its name to PowerNova Technologies Corporation.  The Company entered into a Seventh Amending Agreement dated April 25, 2003 which made the following amendments to the original agreement entered into.  Upon completion of the RTO, the name change, and the public financing the Company has agreed to give two directors and officers an aggregate of 40% of the outstanding shares of the Company.  The Company agreed to issue its shares to all of the Special Warrant Placees no later than December 31, 2003 which will satisfy all debts owed by HPTC to the Special Warrant Placees. In the event the RTO is not completed by December 31, 2003, the share exchange agreement will expire.  HPTC has agreed to give the Company and all the Special Warrant Placees an aggregate of 48.5% of the outstanding shares of HPTC in consideration for all material and non-material interests, efforts, loans, and investments made by the Company and Special Warrant Placees to Riaks, HPTC, and two directors and officers of the Company on or before December 31, 2003.  This transaction will also eliminate any outstanding claims the Company has to Riaks, HPTC, and the two directors and officers of the Company.

The Company has completed the RTO with HPTC and changed its name subsequent to the year end.

Refer also to note 14.

10.    RECOVERY OF ACCOUNTS PAYABLE

During the year ended May 31, 2003, the Company recorded a recovery of $57,379 (2002 - $61,542) from the extinguishment by management of certain accounts payable balances related primarily to its prior business which had remained unpaid for several years without any claims being made by these creditors against the Company.  Current management does not consider that these amounts are payable, although there is no assurance that formal claims will not be made against the Company for some or all of these balances in the future.

11.    COMMITMENT

The Company has a lease commitment for its office premises which expires October 31, 2003.  At May 31, 2003, the minimum annual lease payments are estimated as follows:

2004	$ 9,170

12.    INCOME TAXES

At May 31, 2003, the Company has accumulated non-capital losses of approximately $2.5 million expiring annually in stages until 2010.  Any potential future benefits associated with these amounts have not been recorded as it is unlikely that they will be utilized to reduce future taxable income.

13.     DISCONTINUED OPERATIONS

On June 30, 1999, the Company had ceased operations of its water and nutraceutical beverages business due to continuing losses and a liability claim against the Company.  The income recognized in 2001 is the reversal of an accrued for an account payable, which was no longer deemed by management to be a liability.

14.    SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to May 31, 2003.

*

The Company completed the reverse-take-over with “HPTC” and changed the Company name to “PowerNova Technologies Corp.”, and all of the outstanding securities of “HPTC” have been exchanged for 20,000,000 common shares of the Company.

*

The Company agreed to issue an incentive bonus of 9,000,000 common shares to the principals of “HPTC” upon the Company achieving revenues of $10,000,000.

POWERNOVA TECHNOLOGIES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Month Periods Ended November 30, 2003

(Expressed in Canadian Dollars)

(Unaudited)

POWERNOVA TECHNOLOGIES CORPORATION

Consolidated Balance Sheets

As at,

(Expressed in Canadian Dollars)

(Unaudited)

	February 29, 2004	May 31, 2003 (Audited)

	$	$
ASSETS
Current Assets
Cash	1,834	-
GST receivable	-	-
Prepaid expenses	1,775	-
	3,609	-

Property, plant & equipment (Note 3)	2,510	-
Intangible assets (Note 3)	17,186	16,563
	)
	23,305	16,563

LIABILITIES
Current Liabilities
Accounts payable	131,488	-
Due to related parties (Note 4)	317,324	216,230
Total Liabilities	448,812	216,230
	)
		)

SHAREHOLDERS’ EQUITY (DEFICIT)

Share capital (Note 6)	150	150
Special warrants (Note 7)	10,800	-
Obligation to issue shares (Note 6)	13,753	-
Deficit	(450,210)	(199,817)
	(425,507)	(199,667)

Total Liabilities and Shareholders’ Equity	23,305	16,563

See Notes to the Financial Statements

POWERNOVA TECHNOLOGIES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Month Periods Ended November 30, 2003

(Expressed in Canadian Dollars)

(Unaudited)

POWERNOVA TECHNOLOGIES CORPORATION

Consolidated Statement of Operations and Deficit

(Expressed in Canadian Dollars)

(Unaudited)

	Three Months Ended February 29,		Nine Months Ended February 29,
	2004	2003	2004	2003
	$	$	$	$

General and Administrative Expenses

Accounting and legal	3,755	-	12,594	-
Bank changes and interest	78	-	216	-
Amortization	801	-	1,348	-
Office and miscellaneous	531	-	999	-
Telephone	1,594	-	3,017	-
Trust and filings	14,527	-	16,633	-
Rent	9,299	-	10,260	-
Wages	8,923	-	16,000	-

Net loss for the period	(39,508)	-	(61,067)	-
Deficit – beginning of period	(221,376)	(199,817)	(199,817)	(199,817)
Net liabilities acquired upon business acquisition (note 5)	(189,326)	-	(189,326)	-
Deficit – end of period	(450,210)	(199,817)	(450,210)	(199,817)

Loss per share	(0.00)	-	(0.00)	-

Weighted-average number of shares outstanding	28,681,344	150	24,624,341	150

POWERNOVA TECHNOLOGIES CORPORATION

Consolidated Statement of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

	Three Months Ended February 28,		Nine Months Ended February 29,
	2004 $	2003 $	2004 $	2003 $

Cash provided by (used for):

Operating Activities
Net loss for the period	(39,508)	-	(61,067)	-

Adjustment for amortization which does not involve cash	801	-	1,348	-

Changes in non-cash working capital components
Amounts receivable	3,941	-	3,152	-
Prepaid expense	-	-	(900)	-
Accounts payable	(63,981)	-	(52,750)	-
Due to related parties	80,862	-	76,362	-
	(17,885)	-	(33,855)	-

Financing Activity
Cash acquired in reverse-take-over	-	-	28,313	-
Advances from Aqua 1 Beverage Company Inc.	-	-	3,376	-
Issuance of special warrants	-	-	4,000
	-		35,689

Increase (decrease) in cash	(17,885)	-	1,834	-
Cash, beginning of period	19,719	-	-	-
Cash, end of period	1,834	-	1,834	-

Supplementary information:

The Company issued 20,000,000 common shares for the acquisition of all of the outstanding shares of Hydrogen Power Technologies Corporation and 1,722,773 shares for the conversion of special warrants that had previously been issued for $689,109.

Refer to note 5.

See Notes to the Financial Statements

POWERNOVA TECHNOLOGIES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Month Periods Ended November 30, 2003

(Expressed in Canadian Dollars)

(Unaudited – see Notice to Reader)

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company is incorporated in British Columbia and its principal business activity is to acquire and develop certain Hydrogen production technology.  The Company has completed the reverse take-over (“RTO”) with a private company, Hydrogen Production Technologies Corporation (“HPTC”), which owns this technology.

The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends on its ability to continue to raise capital and discharge its liabilities in the normal course of operations.

Refer to note 5.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and do not differ in any material respects from principles and practices generally accepted in the United States and are inclusive of the accounts of the Company and HPTC for the nine months ended February 29, 2004.

Accounting Principles and Use of Estimates

The accompanying unaudited interim financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements.  These interim financial statements should be read in conjunction with the Company’s annual audited financial statements dated May 31, 2003.  All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods have been reflected.  The results for the nine month period ended February 29, 2004 are stated utilizing the same accounting policies, and the methods of application of those policies are consistent with, those reflected in the Company’s most recent annual financial statements, but these interim figures are not necessarily indicative of the results to be expected for the full year.

Reverse Take-Over Accounting (“RTO”)

The transaction where the Company agreed to issue 20,000,000 common shares on October 9, 2003 in exchange for all of the 50,000 outstanding common shares of HPTC is considered, for accounting purposes, to be an RTO.  Accordingly, under the principles applicable to these transactions, the RTO is considered to be a purchase of the Company by HPTC, whereby HPTC, legally the Company’s wholly-owned subsidiary, has acquired the assets and liabilities of the Company and is considered to be the continuing entity for accounting purposes. Consequently, the consolidated statements of operations and deficit and cash flows reflect the results of operations of HPTC, for the three and nine month periods ended February 29, 2004.  In addition, the comparative figures presented are those of HPTC.  Refer also to note 5.

Property, Plant and Equipment

Capital assets are recorded at cost and are amortized using the declining balance method at the following annual rates:

Computer Equipment

-     30%

Office Equipment

      -     20%

	For the Three & Nine Months Ended February 29, 2004			May 31, 2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
	$	$	$	$

Computer equipment	5,366	3,878	1,488	-
Office equipment	2,548	1,348	1,200	-
	7,914	5,226	2,688	-

3.

PROPERTY, PLANT & EQUIPMENT

INTANGIBLE ASSETS

The Company has acquired the website domain name powernova.com for $13,322, an amount which is being amortized over three years on a straight-line basis.  Technology rights represents the cost of the assignment of technology rights from the Russian Academy of Sciences to HPTC.

	For the Three & Nine Months Ended February 29, 2004			May 31, 2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
	$	$	$	$
Website domain name	31,322	30,076	1,246	-
Technology rights	16,563	-	16,563	16,563
	47,885	30,076	17,809	16,563

4.

RELATED PARTY TRANSACTIONS

Transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management.  The Company issued 20,000,000 common shares to two directors of the Company in order to acquire HPTC.  Refer to note 4.

5.

BUSINESS ACQUISITION

As described in Note 2, these financial statements include the RTO transaction on October 9, 2003, whereby HPTC, the continuing entity for accounting purposes, is considered to have acquired the assets and liabilities of the Company.

The cost of the acquisition was allocated to the net identifiable liabilities of the Company at October 9, 2003 as follows:

Cash	$ 28,313
Accounts receivable	3,152
Prepaid expense	875
Property, plant & equipment	2,820
Intangible asset	1,661
Advances to HPTC	219,606
Accounts payable and accrued liabilities	(184,238)
Due to related parties	(228,023)
Special warrants	(6,800)
Obligation to issue shares	(26,692)
Net liabilities assumed charged to deficit	$ (189,326)

5.

BUSINESS ACQUISITION (continued)

Supplementary financial information presenting the results of operations and cash flows of the Company for the period May 31, 2003 to October 9, 2003 is presented below.  This information covers the period from the date of the last audited financial statements presented to the shareholders, to the effective date of the reverse-take-over.

(a)

Statement of Operations

May 31, 2003 to October 9, 2003
$
Expenses
Audit and legal	3,754
Amortization	1,096
Bank charges and interest	81
Office and administration	533
Rent	9,299
Telephone	1,594
Trust, filing and transfer agent	14,527
Wages and benefits	19,000
Foreign exchange gain	(2,866)
Loss for the year	47,018

(b)

Statement of Cash Flows

May 31, 2003 to October 9, 2003
$
Cash Provided By (Used In):

Operating Activities
Net loss	(47,018)
Adjustment for amortization which does not involve cash	1,096
(45,922)
Changes in non-cash working capital components
Accounts receivable	(1,233)
Accounts payable	(14,939)
Due to related parties	48,380
(13,714)

Investing activity
Advances to HPTC	(3,376)

Financing Activities
Issuance of special warrants for cash	6,800
Share subscriptions received	26,692
33,492

Increase in cash	16,402
Cash, beginning of year	11,911
Cash, end of year	28,313

6.

SHARE CAPITAL

Authorized - 50,000,000 common shares

without par value

Issued and outstanding:	Number of Shares	Amount
		$
Balance as at May 31, 2003	19,244,402	4,900,826

Private placement through the conversion of previously issued special warrants	1,722,773	689,109

Elimination of the book value of the Company’s share capital pursuant to the purchase of the Company by HPTC for accounting purposes	-	(5,589,935)

Shares issued to acquire HPTC	20,000,000	-

Book value of issued share capital	-	150

Balance as at February 29, 2004	40,967,175	150

a)   Warrants

Warrants continuity schedule	Weighted-Average Exercise Price	Number of Warrants	Weighted-Average Remaining Contractual Life
	$

Issued at May 31, 2003	-	-*

Warrants	0.27	4,280,973*	1.58
Exercised	0.18	(76,404) *

Issued at February 29, 2004	0.28	4,204,569)*	1.86

Summary of Warrants outstanding at February 29, 2004

	Number Outstanding	Exercise Price	Expiry Date

Warrants	2,373,596	0.18	April 28, 2005
	1,830,973	0.40	October 9, 2005
	4,204,569

b)    Obligation to Issue Shares

Proceeds of $13,753 were received by the Company for exercise of 76,404 warrants*  but the shares were not issued as at February 29, 2004.

c)   Stock options

There are no stock options issued and outstanding as at February 29, 2004.

POWERNOVA TECHNOLOGIES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Month Periods Ended November 30, 2003

(Expressed in Canadian Dollars)

(Unaudited – see Notice to Reader)

1.

SPECIAL WARRANTS

	Price per Special Warrant	Number of Special Warrants	Proceeds
	$		$

Issued at May 31, 2003	0.40	1,722,773*	689,109

Converted into common shares		(1,722,773)*	(689,109)

Issued	0.40	27,000	10,800

Issued at February 29, 2004		27,000*	10,800

HYDROGEN PRODUCTION TECHNOLOGIES CORPORATION

FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

MAY 31, 2003

MAY 31, 2002

MAY 31, 2001

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS’ REPORT

To the Directors of Hydrogen Production Technologies Corporation

We have audited the balance sheets of Hydrogen Production Technologies Corporation as at May 31, 2003 and 2002 and the statements of operations and deficit and cash flows for the period from inception on September 6, 2000 to May 31, 2001 and for the years ended May 31, 2002 and 2003.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2003 and 2002 and  the  results of its operations and cash flows for the period from inception on September 6, 2000 to May 21, 2001 and for the years ended May 31 2002 and 2003 in accordance with Canadian generally accepted accounting principles.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

November 6, 2003

COMMENTS BY AUDITORS FOR U.S. READERS IN CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the  financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the  financial statements.  Our report to the shareholders dated November 6, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditors’ report when these are adequately disclosed in the financial statements.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

November 6, 2003

HYDROGEN PRODUCTION TECHNOLOGIES CORPORATION

Balance Sheet

As at May 31,

(Stated in Canadian Dollars)

	2003	2002
	$	$
A S S E T S

Hydrogen production technology rights (note 1)	16,563	16,563

L I A B I L I T I E S

Due to Aqua 1 Beverage Company Inc. (note 6)	216,230	200,257

S H A R E H O L D E R S’ D E F I C I E N C Y

Share capital (note 5)	150	150

Deficit	(199,817)	(183,844)

Continuing operations (note 1)	(199,667)	(183,694)

	16,563	16,563

Approved by the Director:

"Bakytzhan Oralbekov"
Bakytzhan Oralbekov

HYDROGEN PRODUCTION TECHNOLOGIES CORPORATION

Statements of Operations and Deficit

For the Years Ended May 31,

(Stated in Canadian Dollars)

	For the years ended May 31,		For the period From inception on September 6, 2000 to May 31,

	2003	2002	2001
	$	$	$

Revenues	-	-	-

Expenses
Chemical supplies	15,005	24,133	5,067
Conference and travel	683	5,366	20,339
Freight	-	-	1,479
Legal fees	285	16,008	23,588
Office and administration	-	2,218	9,442
Rent	-	2,234	8,079
Telephone	-	3,392	2,771
Wages	-	41,885	17,843

Net loss for the year	(15,973)	(95,236)	(88,608)

Deficit – beginning of year	(183,844)	(88,608)	-

Deficit – end of year	(199,817)	(183,844)	(88,608)

HYDROGEN PRODUCTION TECHNOLOGIES CORPORATION

Statement of Cash Flows

For the Years Ended May 31,

(Stated in Canadian Dollars)

	For the years ended May 31,		For the period From inception on September 6, 2000 to May 31,

	2003	2002	2001
	$	$	$

Cash Provided by (Used for)

Operating activities
Net income (loss) for the year	(15,973)	(95,236)	(88,608)

Investing activity
Acquisition of hydrogen production technology rights	-	-	(16,563)

Financing activities
Advances from Aqua 1 Beverage Company Inc.	15,973	95,236	105,021
Issuance of share capital for cash	-	-	150

	15,973	95,236	105,171

Net cash provided during the year	-	-	-

Cash – beginning of year	-	-	-

Cash – end of year	-	-	-

See notes to the financial statements

HYDROGEN PRODUCTION TECHNOLOGIES CORPORATION

Notes to the Financial Statements

May 31, 2003 and 2002

(Stated in Canadian Dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on the 6th day of September 2000 in the British Virgin Islands as Fastlane Associates, Inc., an International Business Corporation.  On October 26, 2000, the Company changed its name to Hydrogen Production Technologies Corporation.

The Company holds by an assignment from the Russian Academy of Sciences and the State University of Tiblisi, an interest in a hydrogen production research and development project which includes patent applications and intellectual property.  The Company has commenced research activities but has not yet determined whether the technology has any commercial viability.

The shareholders of the Company have entered into an agreement with Aqua 1 Beverage Company Inc. a TSX Venture Exchange listed Company, (subsequently renamed to PowerNova Technologies Corporation APTC@) whereby they would exchange their shares of the Company for shares of PTC with the Company becoming a subsidiary of PTC.

Refer to note 4.

Continuing Operations

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles in Canada on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.  The Company has experienced operating losses and cash outflows from operations since incorporation.

The Company has obtained all of its funding to date from PTC and the Company=s ability to continue as a going concern is dependant upon its ability to continue to obtain sufficient funds to complete the development of its hydrogen production technology and to successfully commercialize it.  The outcome of these matters cannot be predicted at this time.  These financial statements do not reflect adjustments to the carrying values of the assets and liabilities which may be required should the Company be unable to continue as a going concern.

There can be no assurance that the Company will be able to continue to raise funds in the future in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less then the amounts recorded on the balance sheet.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (AGAAP@) in Canada do not differ in any material respects from principles and practices generally accepted in the United States.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the reported amounts of certain revenue and expenses during the year.  Actual results could differ from those estimates.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for future tax assets and liabilities in accordance with the liability method.  Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases and are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  The Company had taken a valuation allowance for the full amount of all potential future income tax assets.

The Company’s accounting policy for future income taxes has no effect on the financial statements of any of the fiscal years present.

Research and Development

All costs of research activities are expensed in the period in which they are incurred.  Development costs are charged as an expense in the period incurred unless the Company believes a development project meets stringent criteria for deferral and amortization.  No development costs have been deferred to date.

Patents and Acquisition Costs

Amounts paid related to the acquisition of technology assets are recorded at cost.  Costs are amortized on a straight line basis over the life of the patents once the patent has been granted, being approximately 20 years or its economic life if shorter.  The cost of servicing the Company’s patents is expensed as incurred.  The unamortized cost of patents which have no future benefit are charged to amortization expense when determined.  No amortization has been recorded to date and no patent has been granted to the Company.

Foreign Currency Translation

Current assets and current liabilities in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date.  Income and expense transactions are translated at actual rates of exchange during the year.  Exchange gains and losses are included in loss for the year.

HYDROGEN PRODUCTION TECHNOLOGY RIGHTS

The Company acquired by assignment, agreements with the Russian Academy of Sciences (Moscow) and the State University of Tiblisi to acquire the rights to certain hydrogen production technologies by the payment of U.S. $29,000, of which U.S. $11,000 has been paid, U.S. $10,000 is due upon a report confirming that the technology has been initially developed, and the final U.S. $8,000 will be payable upon completion of the technological process.

BUSINESS COMBINATION

The Company entered into an agreement dated November 3, 2000 (subsequently amended June 21, 2001), whereby the shareholders of the Company were to exchange all of their shares for 17,950,000 common shares (at a deemed value of $0.50 per share) of Aqua 1 Beverage Company Inc.  The transaction will be accounted for as a reverse-take-over (ARTO@) with the Company being identified as the acquirer.  Various amending agreements were entered into and a final agreement dated April 25, 2003 was made stating that upon completion of the RTO and a name change, PTC has agreed to issue 40% of its outstanding shares to the shareholders of the Company.

Refer to note 8.

See notes to the financial statements

5.

SHARE CAPITAL

		$
Authorized:	50,000,000 common shares
Issued:	50,000 common shares	150

The Company has not granted any stock options.

6.

DUE TO AQUA 1 BEVERAGE COMPANY INC.

Amounts due to Aqua 1 Beverage Company Inc. (APTC@)  are non-interest bearing and are payable to holders of Special Warrants of  PTC  should the RTO not be completed.  The RTO was completed subsequent to year end.

Refer to note 8

7.

RELATED PARTY TRANSACTIONS

The President of the Company is a director and officer of PTC.

8.

SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to May 31, 2003.

*

The Company completed the reverse-take-over with PTC and all of the outstanding securities of the Company have been exchanged for 20,000,000 common shares of PTC.

*

The principals of the Company will receive an incentive bonus of 9,000,000 common shares from PTC upon PTC achieving revenues of $10,000,000.

*

PTC changed its name to PowerNova Technologies Corp.

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